

2023

Notice of Annual Meeting of Shareholders and Proxy Statement

Date: July 6, 2023

75 Park Plaza
3rd Floor
Boston, MA 02116
617-807-6600



Letter to Our Shareholders

Dear Fellow Shareholders,

Paratek sustained its leadership position in the anti-infectives arena in 2022, as the company continued to grow sales and expand access to NUZYRA® (omadacycline) while advancing major opportunities, including studying our novel antibiotic as a potential treatment for patients suffering from the orphan disease non-tuberculous mycobacteria, or NTM, and delivering on key commitments in our unique public-private partnership with the Biomedical Advanced Research and Development Authority, or BARDA.

NUZYRA generated full-year net U.S. sales of $136.8 million, including of $98.7 million from our core U.S. commercial business, a 45% increase versus the prior year and consistent with our guidance range.

For the fourth straight year, Paratek delivered substantial year-over-year growth in NUZYRA's core business. We believe these achievements reflect the value of NUZYRA to patients and health care providers with its distinguished product attributes, including once-daily oral and IV formulations that allow use in every care setting, clinical efficacy against resistant pathogens in its indicated community-acquired infections, and a favorable safety and tolerability profile.

Demonstrating ongoing disciplined operational execution, Paratek generated continued demand growth for NUZYRA in 2022, as we further expanded our presence in the community setting, improved access to physicians in both the hospital and community, achieved a growing number of successful formulary reviews, and significantly increased NUZYRA access for patients.

Importantly, Paratek broadened its reach in the community setting in 2022, completing the second wave of our commercial and medical expansion. These efforts included an increase in the number of sales representatives, medical science liaisons, and territories covered in the primary care setting.

Our community-based team has been successful to date in conveying NUZYRA's value proposition for both pneumonia and skin infections to key customers, including primary care physicians, podiatrists and dermatologists. Specifically, we are generating awareness of opportunities with NUZYRA to avoid hospitalizations by enabling treatment at home with oral NUZYRA, and to help patients with a known or suspected drug-resistant pathogen who also have a significant comorbidity.

To support our scientific exchange with health professionals in more communities, our community medical science liaisons increased healthcare professional awareness of antibiotic resistance patterns and challenges with today's skin and pneumonia patients, including limitations with the current treatment options.

In addition, Paratek's medical team continued to engage with infectious disease thought leaders, skin and pneumonia guideline authors, formulary decision-makers and NTM centers of excellence with scientific discussions that highlight the current clinical need and potential future lifecycle development and research opportunities with NUZYRA.

In 2022, Paratek achieved significant milestones under our contract with BARDA to develop solutions for both bioterrorism threats and pandemic preparedness more broadly. In December 2022, Paratek announced top line results from a pilot rabbit study evaluating NUZYRA's effectiveness in the treatment of pulmonary anthrax, thus triggering the second procurement of 2,500 anthrax treatment courses of NUZYRA under our Project BioShield contract. In the study, a 100% survival rate was observed in omadacycline-treated rabbits at the specified endpoint of 35-45 days post Bacillus anthracis, or anthrax, challenge, while all rabbits treated with placebo died due to anthrax infection within three days.

Paratek believes these data represent further validation of NUZYRA's potential to treat pulmonary anthrax and we are honored to be partnering with the U.S. government to protect our country against potential public health emergencies, including biothreats and pandemics. With delivery of the second procurement to BARDA, Paratek recognized $38.1 million in product revenue during the fourth quarter of 2022, an amount that was comprised of $36.4 million from BARDA and approximately $1.7 million in deferred revenue related to post-marketing commitments under the Project BioShield contract.

In the backdrop of shortages of medicines, including antibiotics, that occurred in the United States and around the world in 2022, Paratek made progress on the U.S. onshoring program, completing validation of the U.S.-based tablet manufacturing process in accordance with our Project BioShield commitments. The company is on track to complete additional milestones to be the first and only innovative and branded antibiotic capable of manufacturing intermediates, active pharmaceutical ingredient, or API, and finished dosage drugs entirely made in the U.S. by the end of 2025.

Paratek also made progress throughout 2022 in researching the potential efficacy and safety of NUZYRA for the treatment of NTM pulmonary disease caused by *Mycobacterium abscessus*, or MAB, an orphan disease with no FDA-approved therapies currently available. NUZYRA earned orphan drug designation from the FDA in 2021 for the treatment of infections caused by NTM and Paratek received FDA Fast Track designation for the treatment of NTM caused by MAB and another species of NTM, *Mycobacterium avium* complex, or MAC, during 2022. We continued enrolling patients in our Phase 2b study evaluating the safety and efficacy of NUZYRA for the treatment of MAB – the first clinical study of its kind. Enrollment is expected to complete by the end of 2023, with top-line data announced during the first half of 2024. In our ongoing commitment to data generation in NTM, a number of peer reviewed publications and abstracts were presented at scientific congresses in 2022, including both nonclinical data and real-world evidence studies.

In China, millions of patients recently gained greater accessibility to NUZYRA for serious community-acquired infections. In January 2023, China's National Healthcare Security Administration, or NHSA, added the intravenous formulation of NUZYRA to the country's National Reimbursement Drug List (NRDL) for these approved indications. NUZYRA has been available in China since late 2021 after Paratek's partner Zai Lab Limited received approval of both IV and oral NUZYRA as a Category 1 innovative drug by the National Medical Products Administration (NMPA) of China for the treatment of community acquired bacterial pneumonia, or CABP, and acute bacterial skin and skin structure infections, or ABSSSI. The recent NRDL listing reflects the NHSA's recognition of the clinical benefit and compelling value proposition that novel, innovative antibiotics such as NUZYRA provide to patients while expanding China's antibiotic armamentarium to address antimicrobial resistance.

"We will continue to focus on being disciplined in our capital allocation and delivering upon our operational commitments while building long-term value for patients, physicians and our shareholders."

We recognize that there are complex medical challenges facing the world today, including the critical need for life-saving antibiotics to treat patients suffering from serious hospital and community-acquired infections, the urgent need to support and protect against biological warfare threats, and the unmet need for treatment of certain rare infections. We believe Paratek is uniquely positioned to help address and solve these challenges.

We will continue to focus on being disciplined in our capital allocation and delivering upon our operational commitments while building long-term value for patients, physicians and our shareholders.

The opportunities ahead of us to provide a novel life-saving antibiotic to patients motivate us all at Paratek. We would like to thank the patients who have participated in our clinical studies, our employees who have worked tirelessly and passionately to provide NUZYRA for patients in need, and the self-less and dedicated healthcare professionals who are at the bedside of patients, saving lives each and every day.

We thank you for your continued support. Our important mission to develop and commercialize novel life-saving therapies for life threatening diseases or other public health threats for civilian, government and military use depends upon it.

Sincerely,



Michael F. Bigham

MICHAEL F. BIGHAM
Executive Chairman



EVAN LOH, M.D.
Chief Executive Officer

 **PARATEK**®

Notice of Annual Meeting of Shareholders

DEAR SHAREHOLDER:

All Shareholders of record are cordially invited to attend the Annual Meeting of Shareholders of Paratek Pharmaceuticals, Inc., a Delaware corporation, to be held on Thursday, July 6, 2023 at 9:30 a.m. Eastern Daylight Time. This year's Annual Meeting will be a "virtual" meeting of shareholders. You can attend the Annual Meeting online, vote your shares electronically, and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PRTK2023. Prior to the Annual Meeting, you will be able to vote at www.proxyvote.com. This year, we are asking shareholders to consider and vote on the following proposals:

VOTING ITEMS

PROPOSAL	BOARD VOTING RECOMMENDATION	FOR FURTHER DETAILS
1. To elect our three nominees as Class I directors to serve until the 2026 annual meeting of shareholders and until their successors are duly elected and qualified.	**FOR** each director nominee	Page 15
2. To consider an advisory vote on the compensation of our named executive officers.	**FOR**	Page 34
3. To consider an advisory vote on the frequency of holding future advisory votes on the compensation of our named executive officers	**EVERY YEAR**	Page 35
4. To approve the Company's Amended and Restated Employee Stock Purchase Plan (Amended and Restated ESPP), which increases the number of authorized shares of common stock under the plan from 943,294 to 1,793,067 shares.	**FOR**	Page 37
5. To approve an amendment to the Company's Amended and Restated Certificate of Incorporation (Charter) allowing for exculpation of officers.	**FOR**	Page 40
6. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2023.	**FOR**	Page 56
To transact such other business as may properly come before the Annual Meeting, or any adjournment(s) thereof.		

Shareholders will also consider any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is May 15, 2023. Only shareholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

If you are a shareholder of record, you may virtually attend and vote at the Annual Meeting. Whether or not you expect to virtually attend the Annual Meeting, we urge you to vote your shares by following the instructions in the Important Notice Regarding the Availability of Proxy Materials that you previously received, and submit your proxy by Internet, telephone or signing, dating and returning the proxy card included in these materials. You may still attend the virtual meeting, even if you have already voted by proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a voting instruction form from that record holder.

By Order of the Board of Directors,

William M Haskel

WILLIAM M. HASKEL
Corporate Secretary
Boston, Massachusetts,
May 26, 2023

BACKGROUND

 **DATE AND TIME**
Thursday, July 6, 2023 at 9:30 a.m. Eastern Daylight Time

 **LOCATION**
www.virtualshareholder meeting.com/PRTK2023

 **WHO CAN VOTE**
You may vote at the Annual Meeting if you were a shareholder of record at the close of business on May 15, 2023.

VOTING METHODS

 **INTERNET**
Go to http://www.proxyvote.com to complete an electronic voting instruction form.

 **TELEPHONE**
Dial toll-free 1-800-690-6903 and follow the recorded instructions.

 **MAIL**
Complete, sign and date the proxy card that may be delivered and return it promptly in the envelope provided.

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY
MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON JULY 6, 2023**

This Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2022, as amended by our Annual Report on 10-K/A are available for viewing, printing and downloading at www.proxyvote.com. To view these materials, please have your 16-digit control number(s) available that appears on your proxy card.

Additionally, you can find a copy of our Annual Report on Form 10-K for the year ended December 31, 2022, as amended by our Annual Report on 10-K/A on the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, or in the "Investors" section of our website at www. paratekpharma.com. You may also obtain a printed copy of our Annual Report on Form 10-K, free of charge, by sending an email or written request to: Corporate Secretary, Paratek Pharmaceuticals, Inc., 75 Park Plaza, 3rd Floor, Boston, Massachusetts, 02116, ir@paratekpharma.com. Exhibits, if any, will be provided upon email or written request and payment of an appropriate processing fee.

Table of Contents

About Paratek

Paratek Pharmaceuticals, Inc. is a commercial-stage biopharmaceutical company focused on the development and commercialization of novel life-saving therapies for life-threatening diseases or other public health threats for civilian, government and military use.

Our lead commercial product, NUZYRA® (omadacycline), is a once-daily oral and intravenous antibiotic available in the U.S. for the treatment of adults with CABP and ABSSSI. We have a collaboration agreement with Zai Lab Limited, or Zai Lab, for the development and commercialization of omadacycline in the greater China region and retain all remaining global rights. The National Medical Products Administration, or NMPA, of China approved NUZYRA for the treatment of CABP and ABSSSI in December 2021. China's National Healthcare Security Administration added the intravenous formulation of NUZYRA to the country's National Reimbursement Drug List for treatment of CABP and ABSSSI in January 2023, resulting in millions of patients gaining access to this once daily broad-spectrum antibiotic.

We exclusively licensed U.S. rights and rights to the greater China territory for SEYSARA® (sarecycline), an FDA approved once-daily oral therapy for the treatment of moderate to severe acne vulgaris, to Almirall, LLC, or Almirall. We retain the development and commercialization rights for sarecycline in the rest of the world.

In 2019, we were awarded a Project BioShield contract from the BARDA that, as subsequently amended, represents a total potential value of approximately $304 million to support the development and U.S.- based manufacturing of intermediates, active pharmaceutical ingredient, or API, and finished dosage drugs of NUZYRA for the treatment of pulmonary anthrax.

All references to "Paratek," the "Company," "we," "us" or "our" in this Proxy Statement mean Paratek Pharmaceuticals, Inc.

Our Pipeline

There is a growing scarcity of novel and effective broad-spectrum antibiotics for the treatment of bacterial infections.

NUZYRA®: A Franchise Product



	Research	Preclinical	Phase 1	Phase 2	Phase 3	Registration	Marketed*
ABSSSI Oral and IV Dosing							☑
CABP Oral and IV Dosing							☑
Non-Tuberculous Mycobacteria (NTM) *Orphan and Fast Track Designations for ALL subspecies*							
Treatment of Pulmonary Anthrax							
Post Exposure Prophylaxis of Pulmonary Anthrax							
Military Research							

Anthrax Programs Conducted Through The FDA Animal Rule Program

*Paratek has global rights with the exception of the greater China region where Paratek has entered into a collaboration agreement with Zai Lab (Shanghai) Co., Ltd.

Long-Term Growth Opportunities with NUZYRA®

Three Pathways to NUZYRA Revenue Generation



Core Commercial Business: Hospital & Community
- Potential **blockbuster oral & IV antibiotic** with NUZYRA
- **Strong demand** and **execution** leading to continued year-over-year growth
- Q1 2023 U.S. Core Commercial Revenue = **$26.2 million** (net)

Orphan Disease: NTM
- **Orphan Disease & Fast Track designation** by FDA
- Ongoing **Phase 2b trial & data generation** to support potential guideline inclusion and label change
- Potential to unlock **ex-US partnership opportunities**

U.S. Government BARDA +
- Future BARDA BioShield procurements valued at **~$76 million**
- Potential for annual **SNS procurements** upon sNDA anthrax approval (2027+)
- Potential for Pandemic Preparedness (e.g., **HHS**) & across **DoD**

2022 Financial and Business Highlights

Key Highlights

- **NUZYRA Net U.S. sales:** Generated **$136.8 million**, a 29% increase from $106.1 million in the prior year, which includes **$98.7 million** from the core commercial business and **$38.1 million** from the second procurement of 2,500 anthrax treatment courses of NUZYRA under the BARDA contract.

- **NUZYRA is establishing itself as one of the most successful antibiotics launches in the last decade:** Strong demand coupled with disciplined execution resulted in consistent year-over-year growth in NUZYRA's core commercial business, with a triple-digit compounded annual growth rate since NUZYRA's U.S. launch in February 2019.

NUZYRA U.S. Revenue (Net)
(In Millions)
Data Since Launch



- **Further expansion of NUZYRA into primary care setting:** Paratek completed its second phase of expansion into the community setting. These efforts included an increase in the number of sales representatives, medical science liaisons and territories covered in primary care.

- **NTM Rare Disease Development Program:** Paratek began evaluating the potential efficacy and safety of NUZYRA for the treatment of NTM pulmonary disease caused by MAB, an orphan disease requiring extended or possibly lifelong therapy. We also received FDA Fast Track designation for the treatment of NTM caused by MAB and another species of NTM, *Mycobacterium avium* complex, or MAC.

- **Continued progress of the expanded BARDA Project BioShield anthrax program:** In December 2022, Paratek announced top line results from a pilot rabbit study evaluating NUZYRA's effectiveness in the treatment of pulmonary anthrax, thus triggering the second procurement of 2,500 anthrax treatment courses of NUZYRA under our Project BioShield contract.

- **Addition of NUZYRA to China's NRDL:** China's National Healthcare Security Administration added the intravenous formulation of NUZYRA to the country's National Reimbursement Drug List for treatment of CABP and ABSSSI in January 2023, resulting in millions of patients gaining access to this once daily broad-spectrum antibiotic.

Our Corporate Culture

We are driven by our mission to develop transformative medicines for patients with life-threatening diseases and solutions that lead to positive patient stories. Our vision is to be a leading independent biopharmaceutical company providing novel life-saving products for life-threatening diseases or other public health threats for civilian, government and military use. We were founded and continue to be built on our four core values: purposeful, passionate, resourceful, and collaborative.

PURPOSEFUL	PASSIONATE	RESOURCEFUL	COLLABORATIVE
We have a disciplined team with proven capabilities to develop and commercialize new treatment solutions for complex medical solutions.	We have unwavering passion for bringing effective solutions to patients, persevering through obstacles, and building momentum to help people, empower physicians, and generate returns for investors.	We use the highest caliber research and development processes to harness the power of tetracycline-based chemistry, innovating to develop new compounds for a multitude of indications.	We are advancing science, working together to develop new compounds, and partnering with others to bring high impact solutions to physicians and openly sharing our progress and perspectives.

Corporate Responsibility and Commitment to Corporate Sustainability

Paratek's Board sets high standards for our employees, officers, directors and suppliers. Implicit in this philosophy is the importance of sound corporate governance. It is the duty of the Board to serve as a prudent fiduciary for shareholders and to oversee the management of our business. To fulfill its responsibilities and to discharge its duty, our Board follows the procedures and standards that are set forth in our Code of Business Conduct and Ethics, which are subject to modification from time to time as the Board deems appropriate, in our best interests or as required by applicable laws and regulations.

Our industry is highly regulated, and is governed by many international, federal, state, and local laws. It is our policy to conduct activities in compliance with all applicable laws, regulations, and industry standards as well as scientific research standards and guidelines.

Patient safety is our highest priority, and we are committed to providing safe and effective products to our patients. We work closely with government entities, like the FDA, to ensure the safety and efficacy of our products and follow all requirements regarding manufacturing, registration, and promotion of prescription drugs.

We understand that delivering on our mission over the long term requires a focus on corporate responsibility and sustainability, including environmental, social, and governance considerations, or ESG. We are dedicated to the principles of environmental stewardship, social responsibility, good corporate governance and investment in human capital. We believe incorporating these values and practices into our operations not only improves our performance but also creates a sustainable and growth-oriented culture that benefits our employees, customers and patients, and our investors. In order to have more focused ESG accountability and oversight, the Nominating and Corporate Governance Committee amended its charter at its June 2022 meeting to specifically include oversight of ESG matters.

Specifically, we focus on the following:

Patient Support: We are committed to ensuring our life-saving medicines reach as many patients as possible, as quickly as possible. We provide patient support and education programs to enhance the appropriate use of our products and patient product assistance programs for eligible participants.

Environmental Initiatives: We are able to make a difference working with our contract manufacturing and clinical partners to ensure changes and progress in sustainability efforts. We have made a difference in our supply chain with continuous improvement programs with existing manufacturers to increase our batch sizes and consolidate shipments, thus reducing Paratek's carbon footprint. We also have partnered with our manufacturers to institute continuous improvement programs to reduce impacts to the environment. Perhaps most significantly, Paratek is in the process of qualifying its entire manufacturing chain in the U.S. which would lessen our carbon footprint with more local supply.

Diversity and Inclusion: Diversity and inclusion are an integral part of our culture, whether for our Board or our entire employee base. Our corporate governance guidelines state that it is a goal of the Board to strive for diversity in the composition of the membership of the Board. We broadly define diversity and consider different attributes, such as gender, ethnicity, race, national origin, age, disability, veteran status, sexual orientation, and other characteristics as important aspects of diversity to ensure effective corporate governance and risk oversight. Of the current nine members of our Board, and with respect to key diversity metrics, including gender, racial and ethnic data, we have two directors who identify as women, two directors who identify as Asian American, and one director who identifies as African American.

We strive to promote diversity, inclusion, equal opportunity and personal development within our Company. As of March 2023, 70% of our workforce is made up of women, racial minorities, veterans and disabled persons. Our organization has an Affirmative Action Plan in place and conducts a diversity analysis on an annual basis. In addition, in accordance with our BARDA relationship, all of our suppliers must meet Federal Acquisition Regulations (FAR) provisions, including but not limited to, Combatting Trafficking in Persons, Equal Opportunity, and Privacy Training. We require quarterly business reviews with all of our suppliers to assess and solicit feedback on ESG initiatives.

Dedication to Employees: We believe in the importance of investing in our employees' health, safety, wellness, and ongoing professional development. We have multiple offerings that reflect how much we value our employees including: generous health and welfare benefits, total rewards programs, work-life balance initiatives, professional development training and career advancement opportunities, tuition reimbursement, corporate sponsored volunteer opportunities and annual summer internship programs. We promote a culture that is ethical and compliant and free from harassment.

Community Involvement: Supporting and giving back to the communities in which we live and work are at the core of our values. Through both corporate initiatives and the individual contributions of our employees, we seek to make a difference to those in need.

Environmental, Social and Governance (ESG) Highlights

Sustainability Governance

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board has formal oversight over Paratek's sustainability activities related to ESG programs, reporting, and policy initiatives, which is reflected in the Committee's charter.

Audit Committee

In addition to overseeing the accounting and financial reporting processes at Paratek, the Audit Committee is charged with monitoring cybersecurity and enterprise risk.

ESG Working Group

Our ESG Working Group is responsible for developing and implementing Paratek's ESG strategy and has cross-functional representation from Legal, Human Resources, Supply Operations, Manufacturing Science & Technology, Clinical Operations, Finance, and other functions. The group's initial focus has been to assess our existing ESG strengths and weaknesses in collaboration with our internal subject matter experts to identify and develop our ESG strategy. The ESG Working Group reports to Executive Leadership and the Nominating and Corporate Governance Committee of the Board on a periodic basis.

Sustainability Framework

As a leading independent commercial stage antibiotic company, we are focused on the development and commercialization of novel life-saving therapies for life-threatening diseases or other public health threats for civilian, government and military use. We believe integrating responsible environmental, social, and governance principles into our corporate strategy will drive sustainable value creation for our shareholders, employees, patients, and medical providers over the long term.

Environment

Paratek works with our contract manufacturing and clinical partners to ensure changes and progress in sustainability efforts. We strive for continuous improvement programs with existing manufacturers to streamline processes, increase batch sizes, and consolidate product shipments to reduce Paratek's carbon footprint, while also working to validate our US-based supply chain using the best practices from our existing supply chain. A US-based supply chain will result in a significant reduction of our carbon footprint.

Human Capital

Building and maintaining a diverse and engaged team, is central to our core mission, as well as taking time to celebrate the unique individual skill sets necessary to succeed in a demanding industry.

Social and Innovation Governance

We are strongly committed to a culture of integrity and accountability in our research and business operations at the Board and management levels. We are guided by board level charters and maintain important policies and procedures that outline a culture of demanding ethical responsibility and conducting all activities in accordance with applicable laws and regulatory requirements.

Paratek works with carefully selected and qualified manufacturers who pursue continuous process improvements while maintaining high levels of quality and regulatory compliance, with energy management initiatives and waste reduction goals at the forefront. Each manufacturer looks not only to their respective company management to be responsible for these initiatives, but also to each employee and customer. In Paratek's supply chain, we have manufacturers with EcoVadis scores of both Bronze and Silver and a member/founder of Alliance to Zero.

Research and Development

Paratek is focused on the research and development of life-saving therapies for life-threatening diseases or other public health threats for civilian, government and military use. In particular, Paratek places emphasis on combating the global health threat of antimicrobial resistance through novel antibiotics, such as omadacycline, that are designed to evade common resistance mechanisms.

Safety in Clinical Trials

The safety of our patients and their data is of utmost importance in our clinical trials. Comprehensive Safety Management Plans are developed for each trial. We also have an internal Safety Review Team with cross-functional representation that meets, at a minimum, on a quarterly basis in order to continuously assess the safety of our products.

Quality

Paratek is committed to conducting Good Variables Practice-, or GxP-, related activities and delivering services and products that meet the expectations of our patients, customers, and the requirements of regulations and guidance governing the development and commercialization of our products. As a small pharmaceutical company, Paratek engages with service providers, who work on behalf of Paratek, who share in this commitment. Paratek provides appropriate oversight of service providers through our comprehensive Quality Management System, or QMS. This includes performing assessments prior to outsourcing operations based on the suitability and competence of service providers to carry out activity using defined criteria, e.g., audits, material evaluations, qualification. Definition of the responsibilities and communication processes for quality related activities for involved parties and on-going monitoring, review of the performance, and auditing of service providers.

Environment, Health & Safety

Waste Reduction Efforts

In 2022, Paratek worked with our intermediate material manufacturer to reduce solvent volume by 12.5% in a specific process step. In 2023, at the same manufacturer, Paratek will implement reduced catalyst loading which will result in ~50% less catalyst being used. Also in 2023, we will investigate the feasibility of utilizing recovered solvents in a different process step. We work with each manufacturer on process optimization on a continuous basis.

Human Capital

Employee Benefits

Paratek offers competitive salaries and benefits, including a 401(k) plan together with a company match, equity for all employees, an employee stock purchase program, an annual bonus, four weeks of paid parental leave, reward and recognition programs, a generous paid time off policy to support our work-life balance and employee referral awards. We offer a hybrid or remote workplace program for many roles.

Professional Development

Paratek believes in the importance of investing in our employees' professional development. We have multiple offerings that reflect how much we value the continued education for our employees. Paratek offers a Tuition Reimbursement program that reflects how we value continued education for our employees. We encourage employees to be vocal about their professional development needs so that we can support each individual on a case- by-case basis. In 2022, we developed a career ladder program for our sales employees, which constitutes 67% of our total workforce.

Engagement and Diversity

Paratek values building a culture of inclusivity, belonging, and inclusion. On a regular basis, we collect employee feedback to identify areas of improvement, maintain employee engagement, and ensure our team feels heard. We are proud of our diverse employee base. In 2022, our total workforce was 56% female and 13% ethnically diverse. Women comprise 22% of our Executive Team and 6.5% of our managers.

Governance

Code of Conduct & Business Ethics

Paratek's Code of Conduct & Business Ethics, or the Code, reflects our commitment to a culture of honesty, integrity, and accountability and outlines the basic principles and policies with which all employees, vendors, and contractors are expected to comply. All employees must sign and acknowledge the Code annually that covers fundamental ethical and compliance-related principles and practices such as avoiding conflicts of interest, anti-bribery, anti-harassment and compliance with legal and regulatory requirements.

Whistleblower Policy

Paratek encourages and values reporting of conduct that may violate our Code of Conduct & Business Ethics. We maintain a confidential, independent web portal and telephone hotline which is available 24 hours a day, seven days a week for reporting needs. We do not permit retaliation of any kind against anyone who makes a report or complaint in good faith.

Board Independence and Diversity

In accordance with Nasdaq listing standards, seven out of the nine Board members are independent directors. Our Board also includes two female directors and two directors who are a racial/ethnic minority. On December 8, 2022, the Board appointed Jeffrey Stein, Ph.D. as its first Lead Independent Director. Dr. Stein was selected unanimously by the independent directors of the Board, in recognition of his extensive leadership experience, in-depth knowledge of Paratek and the business of the anti-infective industry, strong financial and operational track record, and demonstrated independent judgment, integrity and commitment to the role.

Responsible Business Practices

Ethics in R&D

Paratek's research and development activities are conducted ethically and in accordance with applicable laws and regulatory requirements. These include regulations put forth by the U.S. Food and Drug Administration, or FDA, Good Clinical Practice, and guidance by the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use, or ICH.

Animal Testing

Paratek's research collaborators conduct animal research in compliance with the regulations of the federal Animal Welfare Act. At each site, the Institutional Animal Care and Use Committee, or IACUC, oversees animal research, all protocols, standard operating procedures, and the general health and wellness of the animals.

Industry Partnerships

Paratek is a steering committee member of the Vivli Antimicrobial Resistance, or AMR, Register, which facilitates open sharing of susceptibility data for the purposes of research to help combat the global threat of antimicrobial resistance.

Cybersecurity

Paratek's cybersecurity program is structured to protect infrastructure and endpoints, implement auditing and real-time monitoring, ensure strong identity management, and use onsite and cloud data protection tools. In the event of a data breach, the impact is immediately assessed and, if material, the Audit Committee of the Board is notified. Our information technology team communicates regularly with employees around security best practices on topics such as email security, password protection, and phishing.

Privacy

To ensure patient, vendor, and employee data remains secure, Paratek complies with the appropriate legislative, regulatory, and industry requirements. We have internal guidelines in place for handling personal information that we collect from healthcare professionals or consumers of our products or services to ensure compliance with applicable privacy laws, and also include privacy requirements, as applicable, in our agreements with third parties.

Methodology

In assessing the ESG factors that may be most relevant to our investors and our business, we utilized the Sustainability Accounting Standards Board, or SASB, and their accounting standard for Biotechnology and Pharmaceuticals. We also recognize the principles of the United Nations Sustainable Development Goals, or SDGs, and are committed to conducting our business in alignment with these goals. We performed a benchmarking analysis to help us understand trends and best practices in the industry and drew upon the subject matter expertise of our team to collect and organize the content relative to the areas we identified in our benchmarking.

PROPOSAL 1: Election of Directors

Our Board of Directors, or our Board, is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, will serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified.

Our Board presently has nine members. There are three directors in the class whose term of office expires in 2023. There are three persons nominated by our Board for election at the 2023 Annual Meeting of Shareholders, or the Annual Meeting, each of which is currently a director of Paratek. If elected at the Annual Meeting, each of these nominees would serve until the 2026 annual meeting and until their successor has been duly elected and qualified, or, if sooner, until the director's death, resignation, or removal. Our policy is to encourage directors and nominees for director to attend our annual meetings. All of our directors then in office attended the 2022 annual meeting.

Directors are elected by a plurality of the votes of the holders of shares present online at the Annual Meeting or represented by proxy and entitled to vote on the election of directors. Accordingly, the three nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for that nominee will instead be voted for the election of a substitute nominee proposed by Paratek. Each person nominated for election has agreed to serve if elected. We have no reason to believe that any nominee will be unable to serve.

 FOR THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** EACH DIRECTOR NOMINEE. **VOTE REQUIRED**

Our Board

The following sets forth certain information as of May 12, 2023, with respect to our directors, including the three individuals nominated for election by our Board at the Annual Meeting.



EVAN LOH, M.D., 64
Chief Executive Officer,
Paratek Pharmaceuticals, Inc.
Tenure: 9 years
Other Public Boards: 2

MICHAEL F. BIGHAM, 65
Executive Chairman
of the Board, Paratek
Pharmaceuticals, Inc.
Tenure: 9 years
Other Public Boards: 1

JEFFREY STEIN, PH.D., 68
LEAD INDEPENDENT DIRECTOR
President, Chief Executive
Officer and Director,
Cidara Therapeutics, Inc.
Tenure: 9 years
Other Public Boards: 2
Committee Membership:
Audit Committee,
Compensation Committee
(Chair)

THOMAS J. DIETZ, PH.D., 59
Chairman and CEO,
Waypoint Holdings, LLC
Tenure: 9 years
Other Public Boards: 2
Committee Membership:
Audit Committee (Chair),
Compensation Committee

ROBERT S. RADIE, 59
Chairman of the Board
and Chief Executive Officer,
Neuraptive Therapeutics, Inc.
Tenure: 9 years
Other Public Boards: 2
Committee Membership:
Compensation Committee,
Nominating and Corporate
Governance Committee (Chair)

TIMOTHY R. FRANSON, M.D., 71
Principal, Faegre Drinker
Consulting in the Health
and FDA Practice sectors
Tenure: 8 years
Other Public Boards: 1
Committee Membership:
Compensation Committee,
Nominating and Corporate
Governance Committee

MINNIE V. BAYLOR-HENRY, 75
President, B-Henry & Associates
Tenure: 2 years
Other Public Boards: 4
Committee Membership:
Audit Committee

KRISTINE PETERSON, 63
Former Chief Executive Officer,
Valeritas, Inc.
Tenure: 7 years
Other Public Boards: 3
Committee Membership:
Audit Committee, Nominating
and Corporate Governance
Committee

ROLF K. HOFFMANN, 63
Former Senior Vice President,
International Commercial
Operations and Senior Vice
President, U.S. Commercial
Operations, Amgen, Inc.
Tenure: 5 years
Other Public Boards: 1
Committee Membership:
Nominating and Corporate
Governance Committee

Board Snapshot



TENURE	AGE	DIVERSITY	INDEPENDENCE
Average: 6.4 years	Average: 65 years	33% Diverse	78% Independent Directors

- 1-3 years 11%
- 4-6 years 22%
- 7-9 years 67%

- <60 years 22%
- 60-65 years 45%
- 65> years 33%

- Diverse 33%
- Non-Diverse 67%

- Independent 78%
- Non-Independent 22%

Qualifications and Attributes

	MICHAEL F. BIGHAM	THOMAS J. DIETZ, PH.D.	TIMOTHY R. FRANSON, M.D.	MINNIE V. BAYLOR-HENRY	ROLF K. HOFFMANN	EVAN LOH, M.D.	KRISTINE PETERSON	ROBERT S. RADIE	JEFFREY STEIN, PH.D.
Public Company Board Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔
Industry Experience									
Biopharma	✔	✔	✔	✔	✔	✔	✔	✔	✔
Anti-Infective	✔	✔	✔	✔	✔	✔	✔		✔
Functional Expertise									
Chief Executive Officer/ General Manager	✔	✔			✔	✔	✔	✔	✔
Business Development	✔	✔	✔	✔	✔		✔	✔	✔
Drug Development	✔	✔	✔	✔	✔	✔	✔	✔	✔
Finance	✔	✔		✔	✔	✔	✔		✔
Sales & Marketing	✔				✔		✔	✔	
Accreditations									
Ph.D.		✔							✔
M.D.			✔			✔			

Shareholder Engagement

In 2022, our shareholder engagement included participation in multiple investor conferences and numerous individual investor meetings and calls on a variety of topics, such as our commercial performance, the Company's strategy, our financial position and pipeline, government opportunities and our governance initiatives.

Nominees for Election for A Three-Year Term Expiring at the 2026 Annual Meeting

MINNIE V. BAYLOR-HENRY, 75



President
B-Henry & Associates

Director Since: June 2021

Committee Membership:
Audit Committee

Minnie V. Baylor-Henry has served on our Board since June 2021. Ms. Baylor-Henry has served as the President of B-Henry & Associates, a consulting firm focused on providing regulatory and compliance strategy services to life sciences companies, since 2015. Prior to assuming her current role, she was the Worldwide Vice-President for Regulatory Affairs for Johnson & Johnson's (J&J) Medical Devices & Diagnostics business from 2011 to 2015.

Before returning to J&J in 2011, Ms. Baylor-Henry was a National Director for Regulatory & Capital Markets Consulting at Deloitte & Touche, with a successful practice that focused on regulatory life sciences. From 1999-2008, she worked in many executive leadership roles at J&J in the Pharmaceutical and Consumer businesses, including serving as J&J's Vice President for Medical & Regulatory Affairs for the over-the-counter drugs business.

Prior to joining J&J, Ms. Baylor-Henry worked for the U.S. Food & Drug Administration (FDA). During her career at FDA, she served in many roles, most notably, FDA's National Health Fraud Coordinator and, within the Center for Drugs, as the Director of the Division of Drug Marketing, Advertising, and Communications.

Ms. Baylor-Henry previously served as the Board Chair for the Food and Drug Law Institute (FDLI) and was a member of the board of Flame Biosciences. Additionally, she served as the President and Chair of the board for the Drug Information Association (DIA), where she is currently serving as a Fellow. Ms. Baylor-Henry is a Trustee for Howard University, as well as the Chair of the Board of Visitors for Howard University's College of Pharmacy. In addition, she is an independent director for scPharmaceuticals, Apyx Medical, Lantheus Holdings, Inc. and PolarityTE, all publicly traded companies. Ms. Baylor-Henry is a member of the board of directors for several not-for-profit companies, including The Partnership, Mass Eye & Ear Hospital, and Dress for Success Boston.

Ms. Baylor-Henry received her Pharmacy degree from Howard University's College of Pharmacy and her law degree from Catholic University's Columbus School of Law.

We believe that Ms. Baylor-Henry's qualifications to sit on the Board include her broad experiences in executive and leadership roles in the pharmaceuticals industry, FDA and regulatory professional associations.

MICHAEL F. BIGHAM, 65



Executive Chairman of the Board
Paratek Pharmaceuticals, Inc.

Director Since: October 2014

Michael F. Bigham has been our Executive Chairman of the Board since June 2019. Prior to that, he was Chief Executive Officer and Chairman of our Board from 2014 to June 2019. Mr. Bigham has more than 25 years of senior leadership experience in the biopharmaceutical industry. From January 2003 to November 2015, he was a general partner at Abingworth LLP, a leading international investment group dedicated to life sciences and healthcare. From November 2015 to December 2018, he served as part-time Executive Partner at Abingworth LLP. He currently serves as a member of the board of directors of Frazier LifeSciences Acquisition Corporation. Mr. Bigham has previously served on the boards of Adamas Pharmaceuticals, Inc., Avila Therapeutics (where he was also the founding Chairman and Chief Executive Officer), Inmediata, Magellan Biosciences, Portola Pharmaceuticals, Inc., Supernus Pharmaceuticals, Avedro and Valeritas. He was formerly Vice Chairman of Corixa Corporation, a publicly traded biotechnology company, and was President and Chief Executive of Coulter Pharmaceuticals, a publicly traded oncology company, until it merged into Corixa Corporation. Previously, he was an early employee at Gilead Sciences where he served in various capacities, including Executive Vice President of Operations and Chief Financial Officer. Before joining Gilead Sciences, Mr. Bigham was a Partner at Hambrecht & Quist where he became Co-Head of Healthcare Investment Banking. Mr. Bigham received his B.S. from the University of Virginia and qualified as a C.P.A. before completing his M.B.A. at Stanford University.

We believe that Mr. Bigham's qualifications to sit on the Board include his more than 30 years' experience in leadership and management positions with various biopharmaceutical, life sciences and healthcare companies.

ROBERT S. RADIE, 59



Chairman of the Board and Chief Executive Officer

Neuraptive Therapeutics, Inc.

Director Since: October 2014

Committee Membership: Compensation Committee, Nominating and Corporate Governance Committee (Chair)

Robert S. Radie has served on our Board since October 2014. Mr. Radie joined Neuraptive Therapeutics, Inc. in June 2020 as Chairman of the board and Chief Executive Officer. Previously he served as President, Chief Executive Officer and director of Zyla Life Sciences (formerly Egalet Corporation) from March 2012 to October 2019. From November 2010 to October 2011, Mr. Radie served as President and Chief Executive Officer of Topaz Pharmaceuticals Inc., a specialty pharmaceutical company acquired by Sanofi Pasteur in 2011. From March 2009 to November 2010, Mr. Radie served as President and Chief Executive Officer of Transmolecular, Inc., a biotechnology company developing cancer diagnostic and treatment products, after serving as a consultant to Transmolecular from December 2008 through March 2009. From September 2007 to September 2008, Mr. Radie served as the Chief Business Officer of Prestwick Pharmaceuticals, Inc., a specialty pharmaceutical company. Before joining Prestwick Pharmaceuticals, Mr. Radie served in senior management positions with a number of pharmaceutical and biotechnology companies, including Morphotek, Inc., Vicuron Pharmaceuticals, Inc. and Eli Lilly and Company. He currently serves as Chairman of the board of directors of Rockwell Medical, Inc., a biopharmaceutical company, Horse Power For Life, a non-profit organization dedicated to improving the quality of life for individuals diagnosed with cancer since 2007, and ValSource, an employee owned company in the healthcare space since 2020. Mr. Radie formerly served as a director of Affinium Pharmaceuticals, Ltd., a specialty pharmaceutical company, from July 2012 to March 2014, Veloxis Pharmaceuticals AS, a public commercial stage company from June 2016 until its acquisition in February 2020, and the industry advocacy group LifeScience Pennsylvania from 2015 to 2021. Mr. Radie received his B.S. in chemistry from Boston College.

We believe Mr. Radie's qualifications to sit on the Board include his experience in management positions with biopharmaceutical companies, including publicly traded companies.

Directors Continuing in Office until the 2025 Annual Meeting

THOMAS J. DIETZ, PH.D., 59



Chairman and Chief Executive Officer

Waypoint Holdings, LLC

Director Since: October 2014

Committee Membership: Audit Committee (Chair), Compensation Committee

Thomas J. Dietz, Ph.D. has served on our Board since October 2014. Dr. Dietz has been Chairman and Chief Executive Officer of Waypoint Holdings, LLC, a diversified financial holdings and services company, since December 2010. Dr. Dietz was previously co-Chief Executive Officer and then Chief Executive Officer and a director of Pacific Growth Equities, LLC, an investment bank and institutional brokerage firm, from 2004 to January 2009, when the firm was acquired by Wedbush Securities, or Wedbush, a financial services firm. Dr. Dietz subsequently served as head of the investment banking division at Wedbush until November 2010. Dr. Dietz joined Pacific Growth in 1993 and served in various roles, including senior roles in equities research and investment banking, prior to taking the Chief Executive Officer role there. Dr. Dietz currently serves as Chairman on the board of directors of Eiger BioPharmaceuticals, Inc. and as a director of Leap Therapeutics, Inc. in addition to several private companies. He previously served on the board of Transcept Pharmaceuticals, Inc. from April 2013 until its merger with Paratek on October 30, 2014. Previously, Dr. Dietz was a member of the research faculty in the Department of Medicine, University of California, San Francisco and the VA Medical Center. Dr. Dietz holds a Ph.D. in molecular biology and biochemistry from Washington University in St. Louis.

We believe Dr. Dietz's qualifications to sit on the Board include his medical and research backgrounds and extensive experience in the financial services industry.

TIMOTHY R. FRANSON, M.D., 71



Principal

Faegre Drinker Consulting in the Health and FDA Practice sectors

Director Since: July 2015

Committee Membership: Compensation Committee, Nominating and Corporate Governance Committee

Timothy R. Franson, M.D. has served on our Board since July 2015. Currently he is a Principal in Faegre Drinker Consulting in the Health and FDA Practice sectors. From April 2014 to July 2019, Dr. Franson served as the Chief Medical Officer for YourEncore, a consultancy that helps global life sciences and consumer health companies accelerate new product pipelines and bring safer, more effective products to consumers. Until 2008, Dr. Franson was Vice President of Global Regulatory Affairs at Lilly Research Laboratories (Eli Lilly and Company). Dr. Franson has been directly involved in dozens of successful major regulatory approvals, and he has extensive clinical and regulatory experience in all pre- and post-approval phases of pharmaceutical development. He has co-chaired working groups for several industry initiatives, including the joint Food and Drug Administration (FDA), industry working group addressing clinical aspects of the FDA Modernization Act of 1997. Dr. Franson served as the President of the US Pharmacopeia Convention (USP), which establishes drug quality standards enforced by regulators such as FDA, from 2010 to 2015, and served on the organization's Board of Trustees as immediate Past President until 2020. In addition, Dr. Franson serves as a member of the board of directors for Cidara Therapeutics, Inc. From 2016 to 2021, Dr. Franson served as Chair of the board of directors for the Critical Path Institute, which collaborates with FDA and industry in innovation advances, and remains on that board as Immediate Past Chair. He also served on the board of directors for Myrexis, Inc. (formerly Myriad Pharmaceuticals, Inc.) from 2010 to 2013. Dr. Franson received his medical degree from the University of Illinois College of Medicine and is Board certified in Internal Medicine and Infectious Disease.

We believe Dr. Franson's qualifications to sit on the Board include his extensive clinical and regulatory experience in all pre- and post-approval phases of pharmaceutical development (small and large molecule) relating to interactions with the FDA for policy and product issues, as well as interactions with global regulators.

EVAN LOH, M.D., 64



Chief Executive Officer

Paratek Pharmaceuticals, Inc.

Director Since: October 2014

Evan Loh, M.D. has been our Chief Executive Officer since June 2019. Prior to that, Dr. Loh served in various roles including President, Chief Operating Officer, and Chief Medical Officer from 2014 until June 2019. Dr. Loh has been a member of our Board since 2014. Prior to the merger with Transcept Pharmaceuticals, Inc. Dr. Loh had served as Chairman of our Board and Chief Medical Officer. Previously, Dr. Loh served as Senior Vice President, Development and Strategic Operations, Worldwide Research and Development, at Pfizer. While at Pfizer Inc., or Pfizer, Dr. Loh's responsibilities included scientific, operational, and strategic drug development oversight for all R&D pre-proof of concept development phase programs and leading global portfolio prioritization. Dr. Loh joined Pfizer from Wyeth Pharmaceuticals, Inc., or Wyeth where he was Vice President, Multiple Therapeutic Areas where he was responsible for global development strategy and clinical operational deliverables. At Wyeth, he led multiple successful global registration programs, including for Torisel and Tygacil. He currently serves on the board of directors of Eiger Biopharmaceuticals, Inc. and Windtree Pharmaceuticals, Inc. Dr. Loh served as Chairman of the Antimicrobials Working Group, an industry leading coalition of biotech companies focused on antimicrobial development from 2019 to 2021, and currently serves on its Executive Committee. Dr. Loh served as a director on the board of Nivalis Therapeutics, Inc. from 2012 until the completion of its sale to Alpine Immunotherapeutics in 2017. Dr. Loh served as a faculty member at both Harvard Medical School and the University of Pennsylvania School of Medicine. Dr. Loh received his A.B. from Harvard College and his M.D. from Harvard Medical School. He completed his Internal Medicine and Cardiovascular fellowship training at Brigham and Women's Hospital.

We believe that Dr. Loh's qualifications to sit on the Board include his more than 15 years' experience in senior executive management roles with large, international pharmaceutical companies.

Directors Continuing in Office until the 2024 Annual Meeting

ROLF K. HOFFMANN, 63



Former Senior Vice President, International Commercial Operations and Senior Vice President, U.S. Commercial Operations

Amgen, Inc.

Director Since: April 2018

Committee Membership: Nominating and Corporate Governance Committee

Rolf K. Hoffmann has served on our Board since April 2018. Previously Mr. Hoffmann spent 12 years at Amgen, Inc., or Amgen, including as Senior Vice President, International Commercial Operations and Senior Vice President, U.S. Commercial Operations. Mr. Hoffmann joined Amgen from Eli Lilly & Company, or Lilly, where he worked for 17 years in a variety of sales and marketing and executive management positions. His sales and marketing positions at Lilly included product manager for Prozac(R) and national sales manager for Lilly's Central Nervous System franchise. He held positions at Lilly as Area Director of Latin America, General Manager South, Subsahara Africa and General Manager of Germany. Mr. Hoffmann currently serves as a director of Genmab A/S. He served as a Member of Supervisory Board at Stada Arzneimittel AG from August 2016 to September 2017.

Mr. Hoffmann received a Master's degree in English from the University of Koeln, Master in Kinesiology from the Deutsche Sporthoschschule, also in Koeln, Germany and a Master's degree in Business Administration from the University of North Carolina's Kenan-Flagler Business School in 1987.

We believe Mr. Hoffmann's qualifications to sit on the Board include his wealth of international management experience gained over 30 years in the pharmaceutical industry.

KRISTINE PETERSON, 63



Former Chief Executive Officer

Valeritas, Inc.

Director Since: March 2016

Committee Membership: Audit Committee, Nominating and Corporate Governance Committee

Kristine Peterson has served on our Board since March 2016. In her previous role as Chief Executive Officer at Valeritas, Inc., from June 2009 to February 2016, she evolved the organization from an early-stage company to a fully commercial operation, following the U.S. and EU approvals of its drug-device in type-2 diabetes. Ms. Peterson has more than 30 years of industry experience, including as Company Group Chair of Johnson & Johnson's, or J&J, biotech groups. In that role, she was responsible for research, development, manufacturing, and commercialization of oncology, immunology, and other biotechnology therapeutics for J&J. Previously, she was Executive Vice President for J&J's global strategic marketing organization. Prior to J&J, she was Senior Vice President, Commercial Operations for Biovail Corporation and President for Biovail Pharmaceuticals. Earlier, Ms. Peterson spent 20 years with Bristol-Myers Squibb where she held assignments of increasing responsibility in marketing, sales, and general management, including running the cardiovascular/metabolics business unit and the generics division.

Ms. Peterson currently serves as a member of the boards of Enanta Pharmaceuticals, Inc., Immunocore Holdings plc and ImmunoGen, Inc. and was previously an advisor to the Healthcare Businesswoman's Association. She has a B.S. and an M.B.A. from the University of Illinois at Champaign-Urbana.

We believe Ms. Peterson's qualifications to sit on the Board include her strong background in pharmaceutical industry leadership and market development.

JEFFREY STEIN, PH.D., 68



President, Chief Executive Officer and Director

Cidara Therapeutics, Inc.

Director Since: October 2014

Lead Independent Director Since: December 2022

Committee Membership:
Audit Committee, Compensation Committee (Chair)

Jeffrey Stein, Ph.D. has served on our Board since October 2014 and was appointed as our Lead Independent Director in December 2022. Dr. Stein has been the President, Chief Executive Officer and Director of Cidara Therapeutics, Inc., or Cidara, since 2014. Prior to joining Cidara, Dr. Stein was Chief Executive Officer of Trius Therapeutics, Inc. from its founding in 2007 until its acquisition by Cubist Pharmaceuticals in September 2013. Dr. Stein is also founding Chairman and President of the Antibiotics Working Group, an industry leading 501(c)(6) organization. In addition to serving on the boards of Cidara and Paratek, Dr. Stein is currently a director of Ideaya Biosciences, Inc. and serves on the board of managers of Life Science Cares, San Diego. Previously, Dr. Stein was a Venture Partner and Kauffman Fellow with Sofinnova Ventures and opened the firm's San Diego office in 2005. Prior to joining Sofinnova Ventures, Dr. Stein was co-founder and Chief Scientific Officer of Quorex Pharmaceuticals, Inc. which was acquired by Pfizer Pharmaceuticals in 2005. He has also served as a Principal Scientist with Diversa Corporation and the Agouron Institute. Dr. Stein conducted his postdoctoral research as an Alexander Hollaender Distinguished Postdoctoral Fellow at the California Institute of Technology and his graduate work as a NASA Graduate Student Researcher Fellow at the University of California, San Diego.

We believe Dr. Stein's qualifications to sit on the Board include his prior executive management roles at multiple biopharmaceutical companies, including a focus on development of antibacterials, his medical and research backgrounds, and experience in the healthcare financing industry.

Corporate Governance

Corporate Governance Highlights

Paratek maintains strong corporate governance practices. Good governance promotes the long-term interests of our shareholders, strengthens Board and management accountability, and improves our standing as a trusted member of the communities we serve.

SHAREHOLDER RIGHTS AND ACCOUNTABILITY
- Plurality voting to elect Directors
- Robust shareholder engagement

BOARD AND COMMITTEE OVERSIGHT
- Corporate strategy
- Human capital management, diversity, and inclusion
- Risk assessment and risk management
- Cybersecurity and governance matters

LEAD DIRECTOR AND INDEPENDENCE
- Lead Independent Director appointed in December 2022
- All non-employee Directors are independent
- All Board Committee members are independent

BOARD PRACTICES
- Annual Board and Committee evaluations
- Director orientation
- Continuing Director supplemental education on key topics and issues
- Code of Conduct and Business Ethics applicable to Directors

PAY-FOR-PERFORMANCE
- Executive compensation program links pay and performance
- Significant percentage of total target compensation is "at-risk" through short-term and long-term incentive awards
- Compensation Committee reviews our corporate goals and our goals setting process to ensure goal targets are rigorous, yet attainable, thereby incentivizing performance
- Compensation Committee constructs our compensation programs to align performance goals and target achievement levels with our overall corporate strategy and objectives

ROBUST STOCK OWNERSHIP REQUIREMENTS
- Executive officers, including our Chief Executive Officer, our other named executive officers, and our Directors are subject to robust stock ownership requirements, under our Stock Ownership Guidelines
- Executive Chairman and Chief Executive Officer: 4x base salary
- President: 3x base salary
- Non-employee Directors: 3x amount of annual cash retainer

Director Selection Process; Commitment to Diversity

In recruiting and selecting Board candidates, the Nominating and Governance Committee, or Governance Committee, considers the size, skill set and diversity of the Board. The Governance Committee also considers a wide range of additional factors, including other positions the director or candidate holds, such as other boards of directors on which he or she serves; the independence of each director and candidate; and the Company's current and future business needs. The Governance Committee believes that directors should be selected so that the Board maintains a diverse composition, reflecting gender, age, race, ethnicity, background, professional experience, and viewpoints. Pursuant to its charter, the Governance Committee is responsible for considering a diverse pool of candidates to fill positions on the Board. On an ongoing basis, the Governance Committee considers potential director candidates identified on its own initiative, as well as candidates referred or recommended to it by other directors, members of management, search firms, and shareholders.

Board Diversity Matrix (as of May 26, 2023)

Total Number of Directors 9

	FEMALE	MALE	NON-BINARY	DID NOT DISCLOSE GENDER
PART I: GENDER IDENTITY				
Directors	**2**	**7**	0	0
PART II: DEMOGRAPHIC BACKGROUND				
African American or Black	**1**	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian American	0	**2**	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	**1**	**5**	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0



44%

of Directors with Gender or Demographic Diversity

Shareholder Nominations

The Governance Committee will consider director candidates recommended by shareholders. The Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a shareholder. Any shareholder who wishes to recommend individuals for consideration by the Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Governance Committee at the following address 75 Park Plaza, 3rd Floor, Boston, MA 02116. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating shareholder is a beneficial or record holder of our stock and has been a holder for at least one year. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Board's Risk Oversight Function, Independence, Leadership Structure

Lead Independent Director

The Lead Independent Director is elected by the independent directors. Service for the Lead Independent Director position is a two-year term. The Lead Independent Director has the following responsibilities:

- Serves as a valued resource to the Executive Chairman and Chief Executive Officer.
- Presides at all meetings of the independent directors, including executive sessions, and takes the lead role in communicating to the Executive Chairman and CEO any feedback, as appropriate.
- Assists in recruitment of board candidates, active involvement in board evaluations, establishment of board committee membership and chairs, and in evaluation of the CEO.
- Assists the Executive Chairman in providing board performance feedback to the Executive Chairman, CEO and the full Board.
- Communicates with the independent directors between meetings when appropriate.
- Assists the Executive Chairman in recommending consultants and outside advisors to the Board as necessary or appropriate.
- Serves as interim chairman in the event of an unforeseen vacancy.

- Authorized as an independent spokesperson to the investment and strategic communities as well as spokesperson for the independent directors of the Board.

- Authorized to call executive session meetings of the independent directors.

- Serves as principal liaison between the independent directors and the Executive Chairman and CEO.

- Provides leadership to the Board if circumstances arise in which the role of the Executive Chairman may be, or may be perceived to be, in conflict.

- Being available, as appropriate, for consultation and direct communication with major shareholders.

- Facilitates the Board's performance evaluation of the CEO in conjunction with the Compensation Committee.

In connection with Dr. Stein's appointment as Lead Independent Director, the Board considered his demonstrated leadership during his tenure as a member of the Board and his leadership during his tenure as chair of the Compensation Committee and believes his ability to act as a strong Lead Independent Director provides balance in Paratek's leadership structure and is in the best interest of the Company and its shareholders.

Independence of The Board of Directors

As required under the Nasdaq listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our Board consults with our counsel to ensure that the Board's determinations are consistent with relevant Nasdaq securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent Nasdaq listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and Paratek, our senior management and our independent auditors, our Board has affirmatively determined that the following seven directors are independent directors within the meaning of the applicable Nasdaq listing standards: Ms. Baylor-Henry, Dr. Dietz, Dr. Franson, Mr. Hoffmann, Ms. Peterson, Mr. Radie and Dr. Stein, and, in making this determination, our Board found that none of these directors or nominees for director had a material or other disqualifying relationship with Paratek.

Executive Sessions

Nasdaq listing standards require that our independent directors meet from time-to-time in executive session. In calendar year 2022 at each regularly scheduled Board meeting, our independent directors met in regularly scheduled executive sessions with only independent directors present.

Role of The Board in Risk Oversight

The Board actively oversees potential risks and risk management activities through its committee work and by receiving operational and strategic presentations from management that include discussions of key risks to the business. The Board is kept informed of the financial, legal, regulatory, and reputational risks inherent in our business, including implications of cybersecurity risks identified by management and our response to those risks at regular intervals.

In addition, the Board has delegated risk oversight to each of its key committees within their areas of responsibility. We believe that the Board leadership structure facilitates the division of risk management oversight responsibilities among the Board committees and enhances the Board's efficiency in fulfilling its oversight function with respect to different business risks and risk mitigation practices.



BOARD OF DIRECTORS
Actively oversees potential risks and our risk management activities.

AUDIT COMMITTEE
Reviews and discusses with management our legal risks, system of disclosure controls, internal controls over financial reporting, risks associated with our cash investment policies and cybersecurity oversight.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Reviews and discusses with management important governance, ESG, diversity and associated regulatory compliance issues.

COMPENSATION COMMITTEE
Oversees strategies and risk assessment with respect to our incentive compensation programs and key employee retention issues.

MANAGEMENT
Primarily responsible for managing risks that we may face in the ordinary course of operating our business.

CYBERSECURITY RISK MANAGEMENT

Our Board is particularly focused on cybersecurity and has delegated primary responsibility for our information systems and technology, including cybersecurity risks, to the Audit Committee. Our Board receives regular reports from management and the Audit Committee Chair on both the cybersecurity risks facing the Company and various mitigation and protective measures that are currently being implemented across the organization. Our Audit Committee receives periodic cybersecurity-related updates including incidents, responses, and emerging risks, impact, and mitigation plans from our Head of Information Technology. We are making continuous improvements designed to maintain the security and integrity of our information systems. In addition, we have procedures in place to manage the risk of an actual security breach or disruption. We review our security controls and compliance against best practices derived from industry security and compliance frameworks. We have not experienced any material information security breaches which reflects our commitment to maintaining the integrity and security of our systems and technology.

Policies and Procedures

Meetings of Our Board of Directors

Our Board held nine meetings during 2022. Each director attended at least 75% of the aggregate number of meetings of our Board and each committee on which he or she served (in each case, which were held during the period for which he or she was a director or member of a committee).

Director Attendance at Annual Meetings

All of our then-serving directors attended our 2022 annual meeting of shareholders.

Policy for Approval of Related Person Transactions

We have not had any transactions occurring since January 1, 2022, nor any currently proposed transactions to which we were or are a party and in which:

- The amounts involved exceeded or will exceed $120,000; and
- A director (or nominee for director), executive officer, holder of more than 5% of our outstanding capital stock, or any member of such persons' immediate family had or will have a direct or indirect material interest.

We have a related person transaction policy under our Code of Conduct and Business Ethics policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements, or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $25,000. Transactions involving compensation for services provided to us as an employee, consultant or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons. The Audit Committee will consider all relevant facts and circumstances deemed relevant by and available to the Audit Committee and will approve only those related person transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of the Company and its shareholders.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers, which provide for the advancement of expenses under certain conditions and requires us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Information Regarding Committees of Our Board of Directors

Our Board has established three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The table below indicates the composition of each committee.

	AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Minnie V. Baylor-Henry	Member		
Thomas J. Dietz, Ph.D. ★	Chairperson	Member	
Timothy R. Franson, M.D.		Member	Member
Rolf K. Hoffmann			Member
Kristine Peterson	Member		Member
Robert S. Radie		Member	Chairperson
Jeffrey Stein, Ph.D.	Member	Chairperson	

Chairperson   Member   ★ Designated Financial Expert

Below is a description of each committee of the Board of Directors. Each committee has the authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors has determined that each member of each committee meets the applicable Nasdaq rules and regulations regarding "independence" and each member is free of any relationship that would impair his/her individual exercise of independent judgment with regard to Paratek.

Audit Committee

Meetings in 2022: 7   **Members:**









THOMAS J. DIETZ, PH.D., CHAIR   **MINNIE V. BAYLOR-HENRY**   **KRISTINE PETERSON**   **JEFFREY STEIN, PH.D.**

Our Audit Committee consists of Dr. Dietz, Ms. Baylor-Henry, Ms. Peterson and Dr. Stein. Our Board has adopted a written Audit Committee charter that is available to shareholders at the "Investors" section of our website at www.paratekpharma.com. The Audit Committee held seven meetings during the year ended December 31, 2022.

Our Board reviews the Nasdaq listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of the Audit Committee are independent (as independence is currently defined in Rule 5605(c)(2)(A)(i) and (ii) of the Nasdaq listing standards).

Our Board has also determined that Dr. Dietz qualifies as an "audit committee financial expert," as defined in applicable SEC rules. Our Board made a qualitative assessment of Dr. Dietz's level of knowledge and experience based on a number of factors, including his position as Chairman and Chief Executive Officer of Waypoint Holdings, LLC, and extensive experience in the financial services industry.

The primary purpose of the Audit Committee is to discharge the responsibilities of our Board to oversee risks associated with our financial and accounting systems, accounting policies and investment strategies, regulatory compliance (other than healthcare compliance) and certain other matters, including risks associated with our information systems and technology (including cybersecurity). Specific responsibilities of our Audit Committee include:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and performance of the independent registered public accounting firm;

- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

- developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- oversees our management of risks associated with financial and accounting systems, accounting policies, public reporting, investment strategies and cybersecurity, including the periodic review with management of our efforts to identify and mitigate such risks;

- reviewing related party transactions and any security-based swaps;

- reviewing our policies on risk assessment and risk management;

- obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

- approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

The Audit Committee evaluates its own performance annually, including its compliance with its charter, and provides any written material with respect to such evaluation to our Board, including any recommendations for changes in its governing procedures or policies. The Audit Committee also reviews and reassesses its charter annually and submits any recommended changes to our Board for its consideration. The Audit Committee also has the authority to delegate any or all of its responsibilities to a subcommittee of the Audit Committee, except under certain enumerated circumstances.

Past-Year Highlights

In addition to fulfilling its important responsibility to ensure the integrity of the Company's financial statements, our compliance with legal or regulatory requirements, and the work of our independent registered public accounting firm, the Audit Committee also enhanced its oversight of enterprise risk management, cybersecurity and data privacy. The Audit Committee reviewed management's processes to identify, assess and manage the risk associated with service providers and the supply chain, ensured the Company had up-to-date cybersecurity and integrity training for employees and contractors, and emphasized its focus on the organizational impact of continued global COVID-19 pandemic-driven economic uncertainty, climate and other environmental, social and governance factors, and evolving geopolitical developments.

Report of the Audit Committee of the Board of Directors

The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2022 with management. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board, or PCAOB, and the SEC. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountants' communications with the audit committee concerning independence and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022.

Members of the Audit Committee

Thomas J. Dietz, Ph.D.
Minnie V. Baylor-Henry
Kristine Peterson
Jeffrey Stein, Ph.D.

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Paratek under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee

Meetings in 2022: 3   Members:

   

JEFFREY STEIN, PH.D., CHAIR   **THOMAS J. DIETZ, PH.D.**   **TIMOTHY R. FRANSON, M.D.**   **ROBERT S. RADIE**

Our Compensation Committee consists of Dr. Stein, Dr. Dietz, Dr. Franson and Mr. Radie. All members of the Compensation Committee are independent (as independence is currently defined in Rule 5605(d)(2) of the Nasdaq listing standards), "non-employee directors", as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are "outside directors", as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The Board has adopted a written Compensation Committee charter that is available to shareholders at the "Investors" section of our website at www.paratekpharma.com. The Compensation Committee held three meetings during the year ended December 31, 2022.

The primary purposes of our Compensation Committee are to (i) discharge the responsibilities of our Board of Directors relating to compensation of our executives, including by designing (in consultation with management or the Board), recommending to the Board for approval, and evaluating the compensation plans, policies and programs of the Company. Specific responsibilities of our Compensation Committee include:

- reviewing at least annually our compensation philosophy;

- reviewing and approving at least annually the corporate goals and objectives relating to the compensation of our executive officers, as well as senior executives at the level of senior vice president and above, and evaluating performance in light of such goals and objectives;

- reviewing and approving, or recommending that our Board of Directors approve, the compensation of our senior executives;

- determining the long-term incentive component of the Chief Executive Officer's compensation by considering the Company's performance, the value of similar incentive awards given to chief executive officers of comparable companies, the awards given to the Chief Executive Officer in past years and such other criteria as the Committee deems advisable;

- at least annually determine the aggregate compensation pool for employees of the Company other than senior executives in the form of base compensation annual bonus compensation, and/or long-term incentive awards;

- reviewing and approving the compensation of our directors;

- reviewing and approving all employment contracts and other compensatory, severance and change-in-control contracts or other arrangements for senior executives;

- administering and annually reviewing our annual bonus plans, short-term or long-term cash or equity incentive compensation plans, and employee stock purchase plans;

- granting or amending any awards under the Company's equity incentive compensation plans;

- granting or amending any awards under any other plans to the senior executives;

- establishing performance criteria and setting performance targets, as applicable, for awards granted to the senior executives under the plans;

- certifying the level of achievement of any performance criteria, or whether a performance target has been met, for purposes of the vesting or payment of any performance-based compensation to the senior executives under the plans;

- reviewing and recommending to the Board for approval all adoptions of, amendments to and terminations of the plans;

- repurchasing securities from terminated officers, including the Chief Executive Officer;

- reviewing the plans administrative costs, reviewing current plan features relative to any proposed new features, and assessing the performance of the plan's internal and external administrators if any duties have been delegated;

- overseeing our compliance with applicable rules and regulations promulgated by the SEC and Nasdaq regarding shareholder approval of certain executive compensation matters and equity compensation plans;

- establishing and periodically reviewing the Company's policies and procedures concerning perquisite benefits offered to senior executives at the level of senior vice president and above;

- managing and reviewing any employee loans in an amount equal to or greater than $75,000;

- reviewing, considering and selecting a peer group of appropriate companies for purposes of benchmarking and analysis of compensation for officers and directors;

- preparing and approving the Compensation Committee report, if any, to be included as part of the Company's annual proxy statement in accordance with SEC proxy and disclosure rules;

- reviewing the Company's incentive compensation arrangements to determine whether they encourage excessive risk-taking, review and discuss at least annually the relationship between risk management policies and practices and compensation, and evaluating compensation policies and practices that could mitigate any such risk; and

- reviewing and commenting on the Compensation Discussion and Analysis section of the Company's annual proxy statement (if issued) with respect to any material risks that the Company may be undertaking with respect to the plans and any other incentive compensation programs considered and approved by the Committee.

The Compensation Committee evaluates its own performance annually, including its compliance with its charter, and provides any written material with respect to such evaluation to the Board, including any recommendations for changes in its governing procedures or policies. The Compensation Committee also reviews and reassesses its charter annually and submits any recommended changes to the Board for its consideration. The Compensation Committee also has the authority to delegate any or all of its responsibilities to a subcommittee of the Compensation Committee, except that it is not permitted to delegate its responsibilities for any matters that involve executive compensation or any matters where it has determined such compensation is intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended, by virtue of being approved by a committee of "outside directors" or is intended to be exempt from Section 16(b) under the 1934 Act pursuant to Rule 16b-3 by virtue of being approved by a committee of "non-employee directors."

Past-Year Highlights

The Compensation Committee continued to evaluate corporate risks against appropriateness of its compensation philosophy, elements of compensation, and executive compensation. The Committee concluded that its program is well balanced and appropriate for our Company.

Compensation Consultant

As part of determining the compensation for our executive officers, the Compensation Committee engaged Pearl Meyer & Partners, or Pearl Meyer, as its independent consultant to assist in evaluating our executive compensation programs and to make recommendations regarding compensation.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Nominating and Corporate Governance Committee

Meetings in 2022: 4   Members:

   

ROBERT S. RADIE, CHAIR   **TIMOTHY R. FRANSON, M.D.**   **ROLF K. HOFFMANN**   **KRISTINE PETERSON**

Our Nominating and Corporate Governance Committee consists of Mr. Radie, Dr. Franson and Mr. Hoffmann, Ms. Peterson. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Board has adopted a written Nominating and Corporate Governance Committee charter that is available to shareholders on our website at the "Investors" section of our website at www.paratekpharma.com. The Nominating and Corporate Governance Committee held six meetings during the year ended December 31, 2022.

Specific responsibilities of our Nominating and Corporate Governance Committee include:

- identifying, evaluating and selecting, or recommending that our Board of Directors approve, nominees for election to our Board of Directors;

- annual evaluation of the performance of our Board of Directors and of individual directors;

- considering and making recommendations to our Board of Directors regarding the composition of the committees of the Board of Directors;

- reviewing developments in corporate governance practices;

- evaluating the adequacy of our corporate governance practices and reporting;

- reviewing succession and crisis management plans;

- reviewing Board of Directors and management diversity data and initiatives;

- oversight with respect to the Company's strategy, initiatives, risks, opportunities and reporting on material environmental, social and governance (ESG) matters;

- developing and making recommendations to our Board of Directors regarding corporate governance guidelines and related matters; and

- annual evaluation of the performance of management of the Company.

When considering candidates for director, the Nominating and Corporate Governance Committee considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment, having personal integrity and ethics, and having the commitment to rigorously represent the long-term interests of our shareholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of shareholders. In conducting this assessment, the Nominating and Corporate Governance Committee typically considers diversity, gender, age, skills and such other factors as it deems appropriate, given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability.

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors' overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors' independence. The Committee also takes into account the results of the Board's self-evaluation, conducted annually on a group and individual basis. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote.

Past-Year Highlights

The Nominating and Corporate Governance Committee initiated, oversaw and worked with management to ensure a culture of diversity and inclusion with respect to gender, age, race, ethnicity and background. As part of its oversight, the Governance Committee requested and received a comprehensive analysis of our workforce, identifying diversity segmentation, as well as ESG oversight.

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Non-Employee Director Compensation for 2022

The following table shows for the year ended December 31, 2022 certain information with respect to the compensation of our non-employee directors:

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)[1]	TOTAL ($)
Current Non-Employee Directors			
Minnie V. Baylor-Henry[2]	55,000	77,800	132,800
Thomas J. Dietz, Ph.D.[3]	72,500	77,800	150,300
Timothy R. Franson, M.D.[3]	57,500	77,800	135,300
Rolf K. Hoffmann[4]	50,000	77,800	127,800
Kristine Peterson[5]	60,000	77,800	137,800
Robert S. Radie[3]	62,500	77,800	140,300
Jeffery Stein, Ph.D.[3]	70,000	77,800	147,800

[1]   The amounts reported represent the grant date fair value of the stock options and restricted stock unit, or RSU, awards granted to our non-employee directors during 2022 as computed in accordance with FASB ASC Topic 718. See Note 15, Stock-Based and Incentive Compensation, to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022. Note that the amounts reported in these columns reflect the accounting cost for these grants, and do not correspond to the actual economic value that may be received by the directors from the exercise of the options or vesting of the RSU awards.

[2]   As of December 31, 2022, Ms. Baylor-Henry had 12,800 stock options and 32,800 RSUs outstanding.

[3]   As of December 31, 2022, Dr. Dietz, Dr. Franson, Mr. Radie and Dr. Stein each had 62,000 stock options and 20,000 RSUs outstanding.

[4]   As of December 31, 2022, Mr. Hoffmann had 41,000 stock options and 20,000 RSUs outstanding.

[5]   As of December 31, 2022, Ms. Peterson had 50,000 stock options and 20,000 RSUs outstanding.

2022 Policy

The Compensation Committee annually reviews the non-employee director compensation policy. In February 2022, the Board of Directors adopted a non-employee director compensation policy, effective January 1, 2022, or the 2022 Policy, that outlined the eligibility of non- employee directors to receive cash and equity compensation for service on our Board of Directors and committees of our Board.

Cash Compensation

During 2022, pursuant to the 2022 Policy, each non-employee director received an annual cash retainer of $45,000 for serving on our Board, and the chair and members of the three standing committees of Board were entitled to the following additional annual cash retainers:

BOARD COMMITTEE	CHAIRPERSON FEE ($)	MEMBER FEE ($)
Audit Committee	20,000	10,000
Compensation Committee	15,000	7,500
Nominating and Corporate Governance Committee	10,000	5,000

Equity Compensation

Under the 2022 Policy, each person who is initially appointed or elected to our Board is eligible to receive a grant of stock options to purchase 12,800 shares of our common stock, which will vest 1/36th of the shares subject to the option on a monthly basis, and a grant of 19,200 RSUs, which will vest in equal installments on each of the first three anniversaries of the grant date. In addition, under the 2022 Policy, for each subsequent year, each continuing non-employee director is eligible to receive an annual grant of 20,000 RSUs, which will cliff vest in full on the first anniversary of the grant date.

In February 2022, pursuant to the 2022 Policy, we granted each of Ms. Baylor-Henry, Dr. Dietz, Dr. Franson, Mr. Hoffmann, Ms. Peterson, Mr. Radie and Dr. Stein a RSU award of 20,000 shares of common stock. Each RSU award vested 100% on the first anniversary of the grant date.

2023 Policy

In December 2022, our Board adopted an updated non-employee director compensation policy, effective January 1, 2023, or the 2023 Policy, that outlines the eligibility of non-employee directors to receive cash and equity compensation for service on our Board and committees of our Board. The 2023 Policy is substantially similar to the 2022 Policy, except that each non-employee director will now receive an annual cash retainer of $50,000 and the Lead Independent Director will receive an additional cash retainer of $25,000.

Our Executive Officers

The names and age of our executive officers of the Company and the principal occupations and business experience for each are set forth below as of May 12, 2023:

NAME	AGE	POSITION
Michael F. Bigham	65	Executive Chairman of the Board
Evan Loh, M.D.	64	Chief Executive Officer
Adam Woodrow	56	Chief Commercial Officer and President
Randall Brenner	50	Chief Development and Regulatory Officer
William M. Haskel	62	Chief Legal Officer, General Counsel and Corporate Secretary

Mr. Bigham's biography is included above under the section titled "Proposal 1 – Election of Directors".

Dr. Loh's biography is included above under the section titled "Proposal 1 – Election of Directors".

Mr. Woodrow has served as our President and Chief Commercial Officer since June 2019. Prior to that, Mr. Woodrow served as Vice President and Chief Commercial Officer from October 2014 to June 2019. From October 2009 until September 2014, Mr. Woodrow worked for Pfizer Inc. in various strategic and operational commercial roles. There, he had a worldwide responsibility for Global Strategic Marketing, New Business Development and Early Commercial Development for Pfizer Specialty Products. Mr. Woodrow's portfolio included inflammation, anti-infectives, antifungals, hemophilia, endocrinology, neurology, and rare diseases. Mr. Woodrow's early commercial work focused on inflammation, neuroscience, hematology, renal and rare diseases. Mr. Woodrow joined Pfizer from Wyeth, where he was Vice President and Global Business Manager for Enbrel. In his 10 years at Wyeth, Mr. Woodrow held senior marketing and sales positions in the United States and in his native United Kingdom. Prior to joining Wyeth, Mr. Woodrow held sales and marketing positions with Bayer Pharmaceuticals. In his career in the pharmaceutical industry, Mr. Woodrow has worked with several non-profit societies and organizations such as the Hemophilia Society, the Primary Immune Deficiency Society, the Prostate Cancer Support Association and has served on the board of the New York Chapter of the Arthritis Foundation. Mr. Woodrow received his B.S. in Industrial Chemistry with a specialization in Pharmaceutical Medicine from the University of Wales College of Cardiff.

Mr. Brenner has served as our Chief Development and Regulatory Officer since June 2019. Since 2015, Mr. Brenner has been part of the Executive team leading the regulatory, quality and manufacturing activities for NUZYRA's development and approval. Prior to Paratek, Mr. Brenner was the Global Head of Regulatory Affairs at Shire Pharmaceuticals where he was responsible for all aspects of regulatory for a broad range of programs in multiple therapeutic areas and pharmaceutical technologies. Prior to that, Mr. Brenner was Head of Regulatory Affairs for the Emerging Markets and Established Products Business Units at Pfizer. In this role, he played an active part on the regional leadership teams and was responsible for the regulatory activities and staff leading the development, registration, launch, and life cycle of all of Pfizer's innovative products outside the United States and European Union as well as the Established Products business in all regions. Prior to Pfizer, he spent 14 years at Wyeth Pharmaceuticals, where he held multiple senior regulatory positions. Mr. Brenner received his B.S. in Chemistry at Muhlenberg College and Master of Science from Temple University School of Pharmacy.

Mr. Haskel has served as our Chief Legal Officer, General Counsel and Corporate Secretary since June 2020. Prior to that, Mr. Haskel served as our Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer from June 2015 to June 2020. From 2011 until March 2015, Mr. Haskel served as the Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary at Cambrex Corporation. Mr. Haskel was responsible for the global law function as well as overseeing Global Regulatory and Quality Affairs, and Environment, Health and Safety. Previously, Mr. Haskel enjoyed an 18-year career of progressive responsibilities at Wyeth, which was acquired by Pfizer in 2009. Mr. Haskel served as Vice President and Associate General Counsel-Corporate managing a group of 33 employees/19 lawyers across corporate and pharmaceutical divisions and led legal teams on complex multi-billion dollar global transactions. Mr. Haskel also served as Vice President, Global Administration where he led a newly formed global department charged with designing and executing global strategies to capture cost savings and business efficiencies. Mr. Haskel also served as Advisor for the Pfizer Transaction and was a leader of the integration of Wyeth into Pfizer. Earlier at Wyeth, Mr. Haskel was selected to be the Assistant Vice President, Planning; Assistant to the Chairman, President and Chief Executive Officer; and Secretary of Wyeth Management Committee. Earlier in his career, Mr. Haskel was a corporate associate at the law firms Hale & Dorr (now WilmerHale) in Boston, and Olwine, Connelly, Chase, O'Donnell & Weyher in New York City. He received his J.D. from George Washington University Law School; his B.A. from Franklin and Marshall College; and has bar admissions in New York State; Commonwealth of Massachusetts; and the United States District Court (District of Massachusetts).

Executive Compensation

Overview

This summary describes the compensation of (1) our Executive Chairman, Michael F. Bigham, (2) our Chief Executive Officer, Evan Loh, M.D., and (3) our President and Chief Commercial Officer, Adam Woodrow. We refer to these individuals in this proxy statement as, collectively, our named executive officers.

Our Compensation Committee is responsible for reviewing and approving the compensation of our named executive officers, including base salary, cash and equity incentive compensation levels, severance arrangements, change in control benefits and other forms of executive compensation. Our Compensation Committee is also responsible for evaluating the Company's performance against its goals and making related executive compensation recommendations to our Board, assessing the performance of our named executive officers, and ensuring our compensation program is aligned with the compensation objectives and philosophy described below and competitive with the compensation programs of other companies in our industry that compete with us for talent.

Elements of Executive Compensation

Compensation Objectives and Philosophy

Our Compensation Committee believes that the most effective compensation program will promote performance consistent with the Company's strategy and goals, encourage progress toward achieving our mission, and reward value creation for our shareholders. Our compensation program is designed to:

- maintain a culture of "pay for performance";

- attract and retain superior executive officers and other employees with the skills and values to contribute to our long-term success;

- ensure compensation reflects the contribution each executive officer makes towards our success;

- provide incentives that motivate and reward the achievement of both short- and long-term performance goals that drive future shareholder value; and

- align executives' interests with those of shareholders by awarding a majority of overall compensation in the form of long-term incentives that vest over time and in certain instances based on the achievement of long-term performance criteria.

To achieve its objectives, our Compensation Committee evaluates our executive compensation program with the goal of setting target total compensation at levels that align with our mission, size and life stage. While we do not have a formal or informal policy for allocating between long-term and short-term compensation, between cash and non-cash compensation or among different forms of non-cash compensation, we generally strive to provide our executive officers with a balance of short-term and long-term incentives to encourage consistently strong performance, and we generally pay total cash compensation within the 45th to 70th percentile and equity incentive compensation generally within the 75th percentile, respectively, of our peer group, based on company and individual performance. To incentivize strong performance, as described in more detail under "Elements of Compensation- Annual Performance-Based Cash Incentives" and "Elements of Compensation- Equity Incentive Awards," several key elements of our executive compensation are variable-annual cash incentive compensation, which is earned based on our Compensation Committee's assessment of annual performance, RSU awards subject to time-based vesting and PRSU awards subject to performance-based vesting.

Executive Compensation Best Practices

WHAT WE DO	WHAT WE DON'T DO
✔ Design executive compensation to align pay with performance	✘ No excessive perquisites
✔ Balance short- and long-term incentive compensation to incentivize achievement of short- and long-term goals	✘ No dividends or dividend equivalents on unearned equity awards
✔ Retain an independent compensation consultant reporting directly to the Compensation Committee	✘ No repricing of underwater stock options without prior shareholder approval
✔ Prohibit short sales, hedging, pledging or other inherently speculative transactions by our executives	
✔ Conduct competitive benchmarking to align executive compensation with the market	
✔ Maintain clawback policy for executives and directors	
✔ Maintain stock ownership guidelines for executives and directors	

Executive Compensation Process

At least annually, our Compensation Committee reviews the Company's compensation philosophy and reviews and approves corporate goals and objectives relating to the compensation of our Chief Executive Officer and our other officers, including our named executive officers. Our Compensation Committee evaluates the performance of our officers in light of these goals and objectives and determines and approves, or recommends to our Board for approval, the compensation levels of our officers'. As part of evaluating our executive officers' performance and determining their compensation, our Compensation Committee receives recommendations from our Chief Executive Officer (except with respect to his own compensation and performance and that of the Executive Chairman). Our Chief Executive Officer's performance is evaluated directly by the Compensation Committee (in consultation with the Executive Chairman). Evaluations of our named executive officers are based on our overall corporate performance against annual goals that are approved by the Board at the beginning of each year, as discussed in more detail below. In 2022, in addition to considering performance against annual corporate goals, the Compensation Committee included outstanding achievements as part of the evaluation.

Annual base salaries for a given fiscal year, and annual performance-based cash and equity incentive awards for the prior fiscal year are generally determined in the first quarter of the fiscal year based on company and individual performance of the prior year, as well as other factors, including compensation trends in the biopharmaceutical industry and among our benchmark peers. We expect this general timing to continue in future fiscal years.

Role of Compensation Consultants

The Compensation Committee has the authority to retain, at our expense, one or more third-party compensation consultants to assist the Compensation Committee in performing its responsibilities and to terminate the services of the consultant if the Compensation Committee deems it appropriate. The Compensation Committee annually evaluates its engagement of compensation consultants and has retained Pearl Meyer as its independent compensation consultant. Pearl Meyer provides analysis and recommendations to the Compensation Committee regarding:

- group selection for executive compensation benchmarking;

- design of equity incentives, including market-based view of equity usage and mix and other environmental factors (e.g., proxy advisory views, tax and accounting, valuation and benchmarking approaches, etc.);

- the competitiveness of our Board compensation program; and

- the competitiveness of our executive compensation program.

Pearl Meyer participates in meetings of our Compensation Committee, including executive sessions in which executive compensation issues are discussed, when requested to do so. For fiscal 2022, Pearl Meyer advised the Compensation Committee on all principal aspects of our executive compensation, including the selection of our peer group for fiscal 2023, executive compensation arrangements of new hires and in providing a competitive assessment of our executive compensation program and non-employee director compensation policy.

Pearl Meyer meets with company management for purposes of gathering information for their analyses and recommendations. In February 2022, the Compensation Committee reviewed the independence of Pearl Meyer, taking into consideration relevant factors, including the absence of other services provided to the Company by Pearl Meyer, the amount of fees the Company paid to Pearl Meyer as a percentage of Pearl Meyer's total revenue, the policies and procedures of Pearl Meyer that are designed to prevent conflicts of interest, any business

or personal relationship of the individual compensation advisors employed by Pearl Meyer with an executive officer of the Company, any business or personal relationship Pearl Meyer or the individual compensation advisors employed by Pearl Meyer have with any member of the Compensation Committee, and any stock of the Company owned by the individual compensation advisors employed by Pearl Meyer.

The Compensation Committee assessed the independence of Pearl Meyer pursuant to requisite SEC rules and has determined, based on its analysis in light of all relevant factors, including those listed above, that the work of Pearl Meyer and the individual compensation advisors employed by Pearl Meyer as compensation consultants to the Compensation Committee have not created any conflicts of interest, and that Pearl Meyer is independent pursuant to the independence standards set forth in the Nasdaq listing standards promulgated pursuant to Section 10C of the Exchange Act.

The primary elements of our 2022 executive compensation program were:

ELEMENTS OF COMPENSATION

	ELEMENT	TARGET MIX[1]	STRATEGY AND PERFORMANCE ALIGNMENT
Fixed	Base Salary	27%	■ We provide cash compensation in the form of base salary to meet the competitive salary norms. Base salaries are established from peer group data, individual experience, skill, expected contribution and performance.
At Risk	Annual Cash Incentive Compensation	17%	■ We reward performance in the form of annual incentive compensation based on achievement of annual objectives, which include the following: financial targets, advancing our commercial products and achievement of operational goals.
	Long-term Equity Incentive Compensation RSUs	25%	■ Our long-term incentive compensation is designed to focus our executives on longer-term performance and the creation of shareholder value. We rely upon equity-based awards that vest over a meaningful period of time and/or upon the achievement of performance goals.
	PRSUs	31%	

[1] The target mix is based on an average of Mr. Bigham, Dr. Loh and Mr. Woodrow's compensation elements. The long-term equity incentive compensation target mix reflects the grant date fair value of the time-based RSUs and grant date fair value of the PRSUs, assuming the highest level of performance was achieved.

In addition, we provide our executives with benefits that are available to all employees, including medical and dental insurance, life and disability insurance, medical and dependent care flexible spending accounts and a 401(k) plan.

Compensation Paid in 2022 and Grants for 2023

Base Salary

In February 2023, our Compensation Committee approved base salaries for fiscal 2023 and target fiscal 2023 annual cash incentives for our named executive officers. With respect to Mr. Bigham, Dr. Loh and Mr. Woodrow, the Compensation Committee reviewed and approved their performance for the year ended December 31, 2022, which we refer to as fiscal 2022.

Annual Cash Incentive Compensation

We have designed our annual performance-based cash incentive program to emphasize pay-for-performance and to reward our executive officers for the achievement of our performance during the preceding year guided by specified annual corporate goals. Historically, each named executive officer has been eligible, at our Board's discretion, to receive an annual performance-based cash incentive, which we also refer to as an annual cash incentive, in an amount corresponding to a percentage of his or her base salary. The amount of the annual cash incentive for each named executive officer is determined upon the recommendation of our Compensation Committee. In making such determinations and recommendations, the Compensation Committee examined the performance against specific corporate goals, as well as unanticipated outstanding achievements by us in the preceding year.

Executive Compensation

Our Compensation Committee has targeted annual cash incentive levels for our named executive officers at the 50th percentile for "meets target" company performance and may at its discretion pay out above target for outstanding performance. Our Compensation Committee has authority to adjust a named executive officer's ultimate payment amount in connection with its annual review of each executive officer's performance.

Given the nature of our business, the determination of annual incentives for our executives has been tied to achieving our financial targets, advancing our commercial and development stage products and accomplishing operational goals. Each executive officer has a target cash incentive amount that is set as a percentage of his or her base salary, which is also based, in part, on peer group benchmarks. The amount of the cash incentives awarded by the Compensation Committee to our named executive officers each year is based on the achievement of performance and corporate goals set by the Compensation Committee in advance, which are designed to capture the important operational and financial aspects of the organization. In 2022, in addition to considering performance against annual corporate goals, the Compensation Committee included outstanding achievements as part of the evaluation.

The Compensation Committee determined achievement of 81% out of a target 100% of corporate goals, and achievement of 30% out of a total of 45% for stated stretch goals. The Compensation Committee also awarded an additional 10% in the aggregate for outstanding achievements, ultimately exercising discretion to payout a maximum payout of 120%.

Our Compensation Committee approved the 2022 corporate goals, including stretch goals and additional achievements, as follows:

OUR GOALS	OUR METRICS	OUR PERFORMANCE
Financial Goal	▪ Achieve (+/-) NUZYRA net core commercial product sales of $105M	▪ Partially achieved
	▪ Maintain a Board-approved cash nadir amount of > $50M as of December 31, 2022	▪ Not achieved
Operational Goal	▪ Achieve top-line data in a pilot efficacy anthrax study in rabbits or non-human primates	▪ Successfully achieved
	▪ Complete (+/-) 50% enrollment of NTM Phase 2b study	▪ Partially achieved
	▪ Conduct activities ethically and in compliance in all material respects with the company's policies and code of business conduct	▪ Successfully achieved
Product Goal	▪ Receive FDA approval for U.S. supply of commercial oral tablet	▪ Successfully achieved
Growth Goal	▪ Create opportunity to transact a term sheet for a NUZYRA NTM ex-U.S. partnership	▪ Successfully achieved
Stretch Goal	▪ BARDA acceptance of Procurement #2 by end of 2022	▪ Successfully achieved
	▪ Omadacycline included in on-label local, regional or national treatment guidelines	▪ Successfully achieved
	▪ Obtain additional government contract/purchase for NUZYRA beyond BARDA Project BioShield	▪ Not achieved
	▪ Generate additional in vitro and/or in vivo data on pathogens of interest to support further discussion with BARDA/WRAIR/NIH	▪ Successfully achieved
	▪ Create opportunity to transact a term sheet for US partnership for community expansion	▪ Not achieved

Additional Achievements rewarded by the Compensation Committee	
	■ Prepared and submitted briefing packages for four PMDA meetings ■ Developed draft global protocol synopsis supporting ex-U.S. licensing of NUZYRA ■ Extensive business development efforts, including efforts relating to ex-U.S. licensing of NUZYRA ■ Tablet conversion cost savings of 60% through onshoring manufacturing ■ Crude process improvements and related cost savings ■ Accelerated production of API engineering batch and Clinical data programming for post-marketing required study to BARDA contract service and grant revenue

Our 2022 goals were assigned the following percentages:

1. Financial goals: 60%
2. Operational goals: 25%
3. Product goal: 5%
4. Growth goal: 10%
5. Stretch goals: 45%

The Compensation Committee reviewed the Company's performance in 2022 against the corporate goals and considered stretch goals as well as outstanding achievements above and beyond the corporate goals. The Compensation Committee determined a combined achievement of 120%, and exercised its discretion to award a target of 120%, based on the following:

1.**Financial goals:** Achievement of 42.5% out of our target of 60%.

a. We earned $98.3M in net U.S. core commercial sales of NUZYRA, which did not meet the Board approved target.

b. We did not achieve the target for maintaining a cash nadir of at least the Board-approved amount as of December 31, 2022.

2.**Operational goals:** Achievement of 23.3% out of our target of 30%.

a. The full 10% target was achieved reporting top-line data in a pilot efficacy anthrax study in rabbits or non-human primates.

b. We achieved 3.3% out of a 5% target for completing approximately 33% enrollment of NTM phase 2b study.

c. The full 10% target was achieved for continually operating in a compliant and ethical manner regarding company policies and code of conduct.

3.**Product goal:** Achievement of 5% out of our target of 5%.

a. The full 5% target was achieved for receiving FDA approval for U.S. supply of commercial oral tablets of NUZYRA.

4.**Growth goal:** Achievement of 10% out of our target of 10%.

a. The full 10% target was achieved for creating opportunity to transact a term sheet for a NUZYRA NTM ex-U.S. partnership.

5.**Stretch goals:** Achievement of 30% out of our target of 45%.

a. The full 15% target was achieved for acceptance of the second NUZYRA procurement by BARDA before the end of 2022.

b. The full 10% target was achieved for inclusion of omadacycline in certain on-label local treatment guidelines.

c. The full 5% target was achieved for generating additional in vitro and/or in vivo data on pathogens of interest to support further BARDA discussions.

d. We did not achieve the 5% target for obtaining additional Government contract/ purchase for NUZYRA beyond Project BioShield.

e. We did not achieve the target for creating an opportunity to transact a term sheet for a U.S. partnership for community expansion in 2022.

Increases to Base Salary and Incentive Target Percentage for 2022

NAME	2022 BASE SALARY ($)	BASE SALARY INCREASE FROM 2021 (%)	2022 ANNUAL INCENTIVE TARGET % OF BASE SALARY
Evan Loh, M.D.	650,000	8.30	60.0
Michael F. Bigham	540,000	3.85	60.0
Adam Woodrow	485,000	5.41	45.0

Long-Term Equity Awards

In February 2022, the Compensation Committee approved fiscal 2022 annual equity awards for the named executive officers. These recommendations were approved by the Board in February 2022 in the amounts set forth in the Summary Compensation Table, which corresponded generally to the 75th percentile of our peer group with respect to equity incentive compensation. For each named executive officer's fiscal 2022 annual equity awards, 55% of each named executive officer's award was in the form of performance-based restricted stock unit, or PRSU, awards and the other 45% was in the form of time-based RSU awards. The aggregate number of RSU awards and PRSU awards granted to each named executive officer was based on the named executive officer's existing equity incentive holdings, level of responsibility within our company, equity ownership in relation to the peer group benchmark, and the Compensation Committee's subjective assessment of the named executive officer's individual performance and our overall company performance, in each case without reference to any specific metric.

The RSU awards approved in February 2022 are eligible to vest as follows: 1/3 vested on December 10, 2022, or the Initial Vesting Date, with an additional 1/3 of the RSU awards vesting on each anniversary of the Initial Vesting Date thereafter until fully vested.

The PRSU awards approved in February 2022 are eligible to vest upon achievement of the following milestones: (i) 35/55 on achievement of Net NUZYRA Core Commercial Revenues CY 2022 equal to or greater than $105 million, and (ii) 10/55 on achievement of BARDA acceptance of Second Procurement, (iii) 10/55 on achievement of an ex-U.S. partnership for NTM by December 31, 2024.

Revenue Performance Incentive Plan

On October 4, 2018, the Company adopted the Revenue Performance Incentive Plan, or the Plan, to grant performance-based cash incentive awards to key employees and consultants of the Company. The Plan provides for an incentive pool of up to $50 million, plus accrued interest during the period between the awards' vesting date and payment dates. As of December 31, 2020, the following percentages of the incentive pool were allocated to the named executive officers: (i) 25% to Mr. Bigham, (ii) 25% to Dr. Loh, and (iii) 14% to Mr. Woodrow.

The incentive pool is divided into two equal tranches with the first tranche being achieved upon the Company's achievement of cumulative net product revenues over $300 million by December 31, 2025, or Tranche 1, and the second tranche being achieved upon the Company's achievement of cumulative product revenues over $600 million by December 31, 2026, or Tranche 2. Participants vest annually in each tranche of their awards in four equal installments on December 31, 2019, December 31, 2020, December 31, 2021, and December 31, 2022, subject to their continued employment with the Company through the applicable vesting date. If a participant's employment terminates prior to December 31, 2022 due to death or disability, the participant will automatically vest in an additional 25% of each tranche of his or her award. Upon the achievement of a Tranche 1 or Tranche 2 milestone (but not a deemed achievement in connection with a change of control), each participant who has remained in continuous employment with the Company through December 31, 2022 will be 100% vested in the applicable tranche. In the event of a change of control of the Company prior to December 31, 2026, participants whose employment has terminated prior to such date will be eligible for payouts under the Plan based on the then-vested portion of their awards, and participants who have remained employed through the change of control will be deemed to have time-vested in full in each tranche of their awards. Upon the achievement of a Tranche 1 or Tranche 2 milestone (but not a deemed achievement in connection with a change of control), each participant's payout in respect of the applicable tranche of his or her award will equal (a) the participant's then-vested percentage, multiplied by (b) $25 million, multiplied by (c) the participant's individual percentage allocation of the incentive pool.

Amounts that become payable upon achievement of the Tranche 1 milestone will be paid in a lump-sum in the first quarter of 2026 and amounts that become payable upon achievement of the Tranche 2 milestone will be paid in a lump-sum in the first quarter of 2027. In the event of a change of control, any portion of the incentive pool that is earned, but unpaid, or deemed earned in connection with the change of control will be paid at the time of the change of control.

Awards may be paid out in cash or in a combination of cash and registered securities of equal value (based on the Company's 20-day trailing average closing common stock price), with the portion paid in registered securities not to exceed 50% of the aggregate payment amount with respect to each tranche; provided, however, that any amounts payable with respect to an award in connection with a change in control will be paid in cash.

Executive Compensation Tables

Summary Compensation Table

The following table shows for the years ended December 31, 2022, 2021 and 2020, compensation awarded to or paid to, or earned by, our named executive officers.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS ($)[1]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[2]	ALL OTHER COMPENSATION ($)[3]	ALL OTHER COMPENSATION ($)[3]
Evan Loh, M.D. Chief Executive Officer	2022	650,000	—	900,900[4]	468,000	23,611	2,042,511
	2021	600,125	—	2,539,350[7]	450,094	22,921	3,612,490
	2020	575,000	—	505,440[8]	431,250	22,921	1,534,611
Michael F. Bigham Executive Chairman of the Board	2022	540,000	—	772,200[5]	388,800	25,592	1,726,592
	2021	520,000	—	2,351,250[9]	390,000	24,703	3,285,953
	2020	500,000	—	473,850[10]	375,000	24,703	1,373,553
Adam Woodrow President and Chief Commercial Officer	2022	485,000	—	386,100[6]	261,900	16,609	1,149,609
	2021	460,130	—	1,485,990[11]	258,823	16,552	2,221,495
	2020	445,000	—	236,925[12]	250,313	16,552	948,790

[1] Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers in any applicable year. Instead, these amounts reflect the aggregate grant date fair value of each RSU award or PRSU award computed in accordance with the provisions of FASB ASC Topic 718 (using the closing price of our common stock on the date of grant). Assumptions used in the calculation of these amounts are included in the footnotes to our financial statements included in our Annual Report on Form 10-K for the applicable fiscal year.

[2] Amounts shown in this column reflect the dollar value of annual cash bonus awards earned by our named executive officers based on the achievement of certain pre-established corporate goals plus additional amounts for outstanding achievements.

[3] Amounts shown in 2022 include the following contributions made by the Company toward the named executive officers' insurance premiums and the Company's 401(k) plan:

	LTD PREMIUM	SUPPLEMENTAL	LIFE INS PREMIUM	401K MATCH	TOTAL
Michael Bigham	575	3,728	9,089	12,200	25,592
Evan Loh	575	3,321	7,515	12,200	23,611
Adam Woodrow	575	N/A	3,834	12,200	16,609

[4] Amount reflects the grant date fair value of the time-based RSU award granted to Dr. Loh in 2022 of $737,100 as well as certain performance-vesting conditions on Dr. Loh's PRSU award deemed probable to be achieved as of the grant date of $163,800. The grant date fair value of Dr. Loh's PRSU award, assuming the highest level of performance was achieved, would be $900,900.

[5] Amount reflects the grant date fair value of the time-based RSU award granted to Mr. Bigham in 2022 of $631,800 as well as certain performance-vesting conditions on Mr. Bigham's PRSU award deemed probable to be achieved as of the grant date of $140,400. The grant date fair value of Mr. Bigham's PRSU award, assuming the highest level of performance was achieved, would be $772,200.

[6] Amount reflects the grant date fair value of the time-based RSU award granted to Mr. Woodrow in 2022 of $315,900 as well as certain performance-vesting conditions on Mr. Woodrow PRSU award deemed probable to be achieved as of the grant date of $70,200. The grant date fair value of Mr. Woodrow's PRSU award, assuming the highest level of performance was achieved, would be $386,100.

[7] Amount reflects the grant date fair value of the time-based RSU award granted to Dr. Loh in 2021 of $2,077,650 as well as certain performance-vesting conditions on Dr. Loh's PRSU award deemed probable to be achieved as of the grant date of $461,700. The grant date fair value of Dr. Loh's PRSU award, assuming the highest level of performance was achieved, would be $2,539,350.

[8] Amount reflects the grant date fair value of the time-based RSU award granted to Dr. Loh in 2020 of $505,400. Because, as of the grant date, it was not deemed probable that the performance-vesting conditions on Dr. Loh's PRSU award would be achieved, no value is shown in the table above for the PRSU award. The grant date fair value of Dr. Loh's PRSU award, assuming the highest level of performance was achieved, would be $1,179,360.

(9) Amount reflects the grant date fair value of the time-based RSU award granted to Mr. Bigham in 2021 of $1,923,750 as well as certain performance-vesting conditions on Mr. Bigham's PRSU award deemed probable to be achieved as of the grant date of $427,500. The grant date fair value of Mr. Bigham's PRSU award, assuming the highest level of performance was achieved, would be $2,351,250.

(10) Amount reflects the grant date fair value of the time-based RSU award granted to Mr. Bigham in 2020 of $473,850. Because, as of the grant date, it was not deemed probable that the performance-vesting conditions on Mr. Bigham's PRSU award would be achieved, no value is shown in the table above for the PRSU award. The grant date fair value of Mr. Bigham's PRSU award, assuming the highest level of performance was achieved, would be $1,105,650.

(11) Amount reflects the grant date fair value of the time-based RSU award granted to Mr. Woodrow in 2021 of $1,215,810 as well as certain performance-vesting conditions on Mr. Woodrow's PRSU award deemed probable to be achieved as of the grant date of $270,180. The grant date fair value of Mr. Woodrow's PRSU award, assuming the highest level of performance was achieved, would be $1,485,990.

(12) Amount reflects the grant date fair value of the time-based RSU award granted to Mr. Woodrow in 2020 of $236,925. Because, as of the grant date, it was not deemed probable that the performance-vesting conditions on Mr. Woodrow's PRSU award would be achieved, no value is shown in the table above for the PRSU award. The grant date fair value of Mr. Woodrow's PRSU award, assuming the highest level of performance was achieved, would be $552,825.

Grants of Plan-Based Awards Table

Because we are a smaller reporting company, we are not required to include the following table. However, we believe it is a helpful format for presenting grants of plan-based awards to our named executive officers during the fiscal year ended December 31, 2022.

NAME AND PRINCIPAL POSITION	GRANT DATE	FUTURE PAYOUTS UNDER CASH INCENTIVE COMPENSATION PLAN TARGET ($)(1)	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (#)	NUMBER OF SHARES OR UNITS OF STOCK THAT VESTED IN 2022 (#)	GRANT DATE FAIR VALUE OF STOCK AWARDS ($)(2)
Evan Loh, M.D.	—	468,000	—	—	—
	3/15/2022	—	157,500	78,750	737,100
	3/15/2022	—	—	52,500	163,800
Michael F. Bigham	—	388,800	—		—
	3/15/2022	—	135,000	67,500	631,800
	3/15/2022	—	—	45,000	140,400
Adam Woodrow	—	261,900	—	—	—
	3/15/2022	—	67,500	33,750	315,900
	3/15/2022	—	—	22,500	70,200

(1) Reflects the value of the bonus earned under our annual cash bonus program attributable to 2022 performance paid in 2023. In 2022, the Compensation Committee determined to pay out 2022 bonuses at 120% of target, the maximum payout amount.

(2) Reflects the grant date fair value of RSU awards and certain performance-vesting conditions award deemed probable to be achieved as of the grant date calculated in accordance with FASB ASC Topic 718. The grant date fair value of Dr. Loh, Mr. Bigham and Mr. Woodrow's PRSU awards, assuming the highest level of performance was achieved, would be $900,900, $772,200, and $386,100, respectively. The following table provides the vesting schedules for grants of equity incentive plan-based awards to our named executive officers in 2022:

	FY22 NET PRODUCT REVENUES >$105M	SECOND PROCUREMENT ACCEPTANCE	EX-U.S. PARTNERSHIP FOR NTM	TOTAL PRSUS	ANNUAL RSU VESTING: 2022 GRANTS(2)			TOTAL RSUS
Vesting Date	Upon achievement(1)	Upon achievement(1)	Upon achievement(1)		2022	2023	2024	
Evan Loh	183,750	52,500	52,500	288,750	78,750	78,750	78,750	236,250
Michael F. Bigham	157,500	45,000	45,000	247,500	67,500	67,500	67,500	202,500
Adam Woodrow	78,750	22,500	22,500	123,750	33,750	33,750	33,750	101,250

(1) PRSUs shall become both earned and time-vested as follows: (i) 35/55 on achievement of fiscal year 2022 net product revenue of greater than $105 million, (ii) 10/55 shall be earned on achievement of BARDA'S purchase of the second NUZYRA procurement, and (iii) 10/55 shall be earned on achievement of an ex-U.S. partnership for NTM by December 31, 2024. RSU awards time-vest as follows: 1/3 vested on December 10, 2022, or the Initial Vesting Date, with an additional 1/3 of the RSU awards vesting on each anniversary of the Initial Vesting Date thereafter until fully vested.

Outstanding Equity Awards at Fiscal Year-End

The following table shows certain information regarding outstanding equity awards held by our named executive officers as of December 31, 2022.

		OPTION AWARDS				STOCK AWARDS			
NAME		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Evan Loh, M.D.	(1)	—	—	—	—	157,500	491,400	—	—
	(2)	—	—	—	—	—	—	236,250	737,100
	(3)	—	—	—	—	—	—	91,637	321,646
	(4)	—	—	—	—	101,250	692,550	—	—
	(5)	—	—	—	—	—	—	371,250	2,539,350
Michael F. Bigham	(1)	—	—	—	—	135,000	421,200	—	—
	(2)	—	—	—	—	—	—	202,500	631,800
	(4)	—	—	—	—	93,750	641,250	—	—
	(5)	—	—	—	—	—	—	343,750	2,351,250
	(6)	—	—	—	—	—	—	85,909	301,541
Adam Woodrow	(1)	—	—	—	—	67,500	210,600	—	—
	(2)	—	—	—	—	—	—	101,250	315,900
	(3)	—	—	—	—	—	—	42,954	150,769
	(4)	—	—	—	—	59,250	405,270	—	—
	(5)	—	—	—	—	—	—	217,250	1,485,990

(1) This RSU was awarded in March 2022 under the 2015 Plan, with a grant date fair value of $3.12 per share, and vests as follows: 1/3 vested on December 10, 2022, or the Initial Vesting Date, with an additional 1/3 of the RSUs vesting on each anniversary of the Initial Vesting Date thereafter until fully vested. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause or a resignation for good reason, in each case in connection with a change of control.

(2) This PRSU was awarded in March 2022 under the 2015 Plan, with a grant date fair value of $3.12 per share, and shall become both earned and time-vested as follows: (i) 35/55 shall be earned on achievement of Net NUZYRA Core Commercial Revenues CY 2022 equal to or greater than $105 million, [which was not achieved and is no longer outstanding] 10/55 shall be earned on achievement of BARDA Acceptance of a Second Procurement, which occurred in December 2022, and (iii) 10/55 shall be earned on achievement of an ex-U.S. partnership for NTM by December 31, 2024. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause, a resignation for good reason, or a change of control.

(3) This PRSU was awarded in February 2020 under the 2015 Plan, with a grant date fair value of $3.51 per share and shall become both earned and time-vested as follows: (i) 25/55 on achievement of cumulative net product revenue of greater than $200 million, which occurred in June 2022, (ii) 15/55 on achievement of Data Lock on the CABP PMR study, and (iii) 15/55 on achievement of the oral only CABP indication for NUZYRA granted by the FDA, which occurred in May 2021. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause or a resignation for good reason, in each case in connection with a change of control.

(4) This RSU was awarded in March 2021 under the 2015 Plan, with a grant date fair value of $6.84 per share, and vests as follows: 1/3 vested on December 10, 2021, or the Initial Vesting Date, with an additional 1/3 of the RSUs vesting on each anniversary of the Initial Vesting Date thereafter until fully vested. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause or a resignation for good reason, in each case in connection with a change of control.

(5) This PRSU was awarded in March 2021 under the 2015 Plan, with a grant date fair value of $6.84 per share, and shall become both earned and time-vested as follows: (i) 25/55 shall be earned on achievement of cumulative net product revenue of greater than $325 million (ii) 10/55 shall be earned on achievement of secure rights to a second product (which shall include a license, co-promote or purchase), (iii) 10/55 shall be earned and vest on achievement upon on-shoring API registration batch reports completion, and (iv) 10/55 upon achievement of data lock: Phase 2b NTM study. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause, a resignation for good reason, or a change of control.

(6) This PRSU was awarded in February 2020 under the 2015 Plan, with a grant date fair value of $3.51 per share, and shall become both earned and time-vested as follows: (i) 25/55 on achievement of cumulative net product revenue of greater than $200 million, which occurred in June 2022, (ii) 15/55 on achievement of Data Lock on the CABP PMR study, and (iii) 15/55 on achievement of the oral only CABP indication for NUZYRA granted by the FDA which occurred in May 2021. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause, a resignation for good reason, or a change of control.

Potential Payments Upon A Termination of Employment or Change of Control

Employment Agreements and Equity Awards[6]

	TERMINATION OF EMPLOYMENT WITHOUT CAUSE/FOR GOOD REASON AND CHANGE OF CONTROL[1]					TERMINATION OF EMPLOYMENT WITHOUT CAUSE/FOR GOOD REASON AND NO CHANGE OF CONTROL[2]				
	PRO-RATA BONUS[3]	SALARY CONTINUATION	MEDICAL BENEFITS CONTINUATION	ACCELERATED REVENUE PERFORMANCE INCENTIVE PLAN[4]	ACCELERATED VESTING OF EQUITY AWARDS[5]	PRO-RATA BONUS[3]	SALARY CONTINUATION	MEDICAL BENEFITS CONTINUATION	ACCELERATED REVENUE PERFORMANCE INCENTIVE PLAN[4]	ACCELERATED VESTING OF EQUITY AWARDS[5]
Evan Loh, M.D.	468,000	650,000	17,576	5,000,000	1,447,636	468,000	650,000	17,576	—	—
Michael F. Bigham	388,800	540,000	20,651	5,000,000	1,315,375	388,800	540,000	20,651	—	1,315,375
Adam Woodrow	261,900	485,000	25,045	2,800,000	765,679	261,900	485,000	25,045	—	—

(1) Represents severance amounts payable to each named executive officer under the terms of the executives' employment agreements described below and their equity award agreements upon a termination of employment by the Company without cause or by the executive for good reason in connection with a change of control of the Company on December 31, 2022.

(2) Represents amounts payable under the terms of the executives' employment agreements and their equity award agreements upon a termination of employment by the Company without cause or by the executive for good reason not in connection with a change of control of the Company.

(3) Bonus amounts assume no bonuses with respect to fiscal 2022 have been paid to the executives as of December 31, 2022 and that all fiscal 2021 bonus amounts have been paid as of such date, in each case, as would be consistent with Paratek's historical practice.

(4) Represents amounts payable under the terms of the Revenue Performance Incentive Plan upon a change of control as described below.

(5) With respect to RSU awards and PRSU awards, the value is calculated by multiplying the number of unvested RSU awards and PRSU awards that are eligible to vest by $1.87, the closing price of our common stock on the Nasdaq Global Market on December 31, 2022.

(6) The table does not show any payments that may be payable to the executives in connection with any parachute payments under Section 280G of the Internal Revenue Code of 1986, as amended.

Revenue Performance Incentive Plan

Under the Revenue Performance Incentive Plan, if a change of control occurs prior to December 31, 2026, and the Tranche 1 milestone was not achieved prior to the change of control, the Tranche 1 milestone will be deemed to be achieved at a percentage equal to the greater of (1) 50% and (2) the cumulative product revenues as of the change of control, divided by $300 million. If a change of control occurs prior to December 31, 2026, and the Tranche 2 milestone was not achieved prior to the change of control, the Tranche 2 milestone will be deemed to be achieved at a percentage equal to the greater of (1) 30% and (2) the cumulative product revenues as of the change of control, divided by $600 million. A participant's payout in respect of each tranche of his or her award in a change of control will equal (1) the participant's then-vested percentage of such tranche, multiplied by (2) the percentage of that tranche's milestone that has been achieved or is deemed to have been achieved, multiplied by (3) $25 million, multiplied by (4) the participant's individual percentage allocation of the incentive pool.

If a change of control occurs prior to the achievement of the Tranche 2 milestone, the award will remain outstanding and the remaining unpaid portion of the incentive pool applicable to the Tranche 2 milestone, will be paid following the achievement of such milestone at the time or times the bonuses would otherwise be paid out. Any successor in interest to the Company upon or following a change of control will be required to assume all obligations under the Plan.

Employment and Severance Agreements

We have employment agreements with each of our current named executive officers. The agreements generally provide for at-will employment and set forth the executive officer's initial base salary, annual performance bonus opportunity, initial equity grant amount and eligibility for employee benefits. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement. The key terms of the offer letters are described below; however, the fiscal 2022 base salary and bonus opportunity for each named executive officer can be found above under "Elements of Executive Compensation." A "qualifying termination" for the purposes of the employment agreements is defined as a termination of the executive officer by us without cause, other than as a result of the executive officer's death or disability, or the resignation of the executive officer's employment with us with good reason.

Michael F. Bigham

In June 2014, Paratek Pharmaceuticals, Inc. (prior to its merger with Transcept Pharmaceuticals, Inc.) entered into an offer letter agreement, or the Bigham Agreement, with Mr. Bigham, pursuant to which he commenced employment on an at-will basis as our Chief Executive Officer. Upon termination of Mr. Bigham's employment for any reason other than by Paratek without cause or by him with good reason, he will be paid all accrued but unpaid base salary, any earned but unpaid bonus, reimbursement for business expenses incurred but not yet paid and all accrued but unused vacation. Notwithstanding the foregoing sentence, Mr. Bigham's unvested options and other equity awards will become fully vested if his employment is terminated by Paratek without cause or by him for good reason or if a change of control occurs and the Company elects to accelerate vesting of any other employees' or directors' awards, provided, in each case, that any equity awards subject to performance-based vesting conditions will be deemed to have been achieved at target. Upon termination of Mr. Bigham's employment at any time by Paratek without cause or by him with good reason, he will receive all accrued but unpaid base salary, any earned but unpaid bonus, reimbursement for business expenses incurred but not yet paid and all accrued but unused vacation. In addition, subject to Mr. Bigham's execution of a general release and waiver of claims in favor of Paratek and our affiliates, he will be eligible to receive cash severance equal to twelve months of his annual base salary, a prorated portion of the performance bonus he would have earned for the year in which his employment terminates and twelve months of continued health care insurance coverage.

The Bigham Agreement was amended in August 2017 to provide that if any payments or benefits Mr. Bigham receives constitute "excess parachute payments" under Section 280G of the Code, he will be entitled to a full reimbursement by the company of all associated taxes that arise.

The Bigham Agreement was further amended effective July 1, 2019 to reflect his transition from the role of Chief Executive Officer, his appointment as Executive Chairman, and adjustments to his salary and bonus target. Mr. Bigham receives an annual base salary and an annual discretionary bonus target, which was 60% of his annual base salary as of December 31, 2022.

Evan Loh, M.D.

In September 2014, Paratek Pharmaceuticals, Inc. (prior to its merger with Transcept Pharmaceuticals, Inc.) entered into an offer letter agreement, or the Loh Agreement, with Dr. Loh, pursuant to which he commenced employment on an at-will basis as our President and Chief Medical Officer. Pursuant to the terms of the Loh Agreement, Dr. Loh receives an annual base salary and provides for an annual discretionary bonus target which was 60% of his annual base salary as of December 31, 2022.

The Loh Agreement was further amended and restated in June 2017 to provide severance benefits consistent with those of other executive officers. Upon termination of Dr. Loh's employment for any reason other than by Paratek without cause or by him with good reason, he will be paid all accrued but unpaid base salary, any earned but unpaid bonus, reimbursement for business expenses incurred but not yet paid and all accrued but unused vacation, and Dr. Loh's options will terminate, as to all unvested shares, as of his termination date. Upon termination of Dr. Loh's employment at any time by Paratek without cause or by him with good reason, he will receive all accrued but unpaid base salary, any earned but unpaid bonus, reimbursement for business expenses incurred but not yet paid and all accrued but unused vacation. In addition, subject to Dr. Loh's execution of a general release and waiver of claims in favor of Paratek and our affiliates, he will be eligible to receive cash severance equal to twelve months of his annual base salary, a prorated portion of the performance bonus he would have earned for the year in which his employment terminates and twelve months of continued health care insurance coverage.

The Loh Agreement was amended in August 2017 to provide that if any payments or benefits Dr. Loh receives constitute "excess parachute payments" under Section 280G of the Code, he will be entitled to a full reimbursement by the company of all associated taxes that arise.

The Loh Agreement was further amended effective July 1, 2019 to reflect Dr. Loh's election to Chief Executive Officer of the Company and adjustments made to his salary and bonus target.

Adam Woodrow

In October 2014, Paratek Pharmaceuticals, Inc. entered into an offer letter agreement with Adam Woodrow, pursuant to which he commenced employment on an at-will basis as our Chief Commercial Officer. Pursuant to the terms of the Woodrow agreement, Mr. Woodrow receives an annual base salary and provides for an annual discretionary bonus target which was 45% at December 31, 2022.

The Woodrow Agreement was amended in August 2017 to provide that if any payments or benefits Mr. Woodrow receives constitute "excess parachute payments" under Section 280G of the Code, he will be entitled to a reimbursement by the company of all associated taxes that arise, subject to a cap of $2.5 million through March 31, 2020 and a cap of $1.5 million thereafter.

The Woodrow Agreement was further amended effective July 1, 2019 to reflect Mr. Woodrow's election to President and Chief Commercial Officer of the Company and adjustments made to his salary and bonus target.

Pay Versus Performance Disclosure

In accordance with rules adopted by the Securities and Exchange Commission ("SEC") pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive "Compensation Actually Paid" ("CAP") and certain performance measures of the Company for the calendar years listed below.

Pay Versus Performance Table

The following table provides the information required for our NEOs for each of the calendar years ended December 31, 2022 and December 31, 2021 along with the required financial information for each calendar year:

YEAR[1]	SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)	COMPENSATION ACTUALLY PAID TO PEO ($)[2][3]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs ($)	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs ($)[2][3]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON: TOTAL SHAREHOLDER RETURN ($)	NET INCOME ($)[4]
2022	2,042,511	-353,168	1,438,101	-310,952	29.87	-63.6
2021	3,612,490	5,021,452	2,753,724	3,760,507	71.73	-59.1

[1] The PEO (CEO) in both reporting years is Evan Loh. The non-PEO NEOs in both reporting years are Michael Bigham and Adam Woodrow.

[2] The CAP amounts represent the amount of "compensation actually paid," as computed in accordance with Item 401(k) of Regulation S-K, and do not reflect the actual amount of compensation earned by or paid to the PEO or the non-PEO NEOs. The CAP amounts were calculated beginning with the SCT total and with the following amounts deducted from and added to the applicable SCT total compensation:

	2022		2021	
	PEO ($)	AVERAGE OF NON-PEO NEOs ($)	PEO ($)	AVERAGE OF NON-PEO NEOs ($)
Total Compensation from Summary Compensation Table	$ 2,042,511	$ 1,438,101	$ 3,612,490	$ 2,753,724
Adjustments for Pension				
Adjustment Summary Compensation Table Pension	$ —	$ —	$ —	$ —
Amount added for current year service cost	$ —	$ —	$ —	$ —
Amount added for prior service cost impacting current year	$ —	$ —	$ —	$ —
Total Adjustments for Pension	$ —	$ —	$ —	$ —
Adjustments for Equity Awards				
Adjustment for grant date values in the Summary Compensation Table	$ (900,900)	$ (579,150)	$ (2,539,350)	$ (1,918,620)
Year-end fair value of unvested awards granted in the current year	$ 392,700	$ 252,450	$ 2,576,138	$ 1,946,415
Year-over-year difference of year-end fair values for unvested awards granted in prior years	$ (1,478,039)	$ (1,104,151)	$ 385,487	$ 268,559
Fair values at vest date for awards granted and vested in current year	$ 259,088	$ 166,556	$ 455,625	$ 344,250
Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years	$ (668,528)	$ (484,759)	$ 531,062	$ 366,179
Forfeitures during current year equal to prior year-end fair value	$ —	$ —	$ —	$ —
Dividends or dividend equivalents not otherwise included in total compensation	$ —	$ —	$ —	$ —
Total Adjustments for Equity Awards	$ (2,395,679)	$ (1,749,053)	$ 1,408,962	$ 1,006,783
Compensation Actually Paid (as calculated)	$ (353,168)	$ (310,952)	$ 5,021,452	$ 3,760,507

(3) The following table illustrates the valuation assumptions as of the vesting date for awards that vested in each of the years ended December 31, 2022 and 2021:

	WEIGHTED AVERAGE FAIR VALUE	
AWARD TYPE VESTING	2022	2021
RSUs	$1.97	$4.50
PRSUs	$2.70	$6.96

(4) Values are shown in millions

Narrative Disclosure: Pay Versus Performance Table

The illustrations below provide a graphical description of CAP (as calculated in accordance with the SEC rules) and the following measures:

- Paratek's cumulative TSR; and

- Paratek's Net Income

CAP AND PARATEK'S CUMULATIVE TSR



CAP AND COMPANY NET INCOME

CAP vs. Net Income



PROPOSAL 2: Non-Binding Advisory Vote on the Compensation of our Named Executive Officers

Consistent with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), and as required under Section 14A of the Exchange Act, we are providing our stockholders with an opportunity to indicate whether they support our named executive officer compensation as described in detail in the "Executive Compensation" section of this proxy statement. This non-binding advisory vote, commonly referred to as "say-on-pay," is not intended to address any specific item of compensation, but instead relates to the tabular disclosures regarding named executive officer compensation, and the narrative disclosure accompanying the tabular presentation. These disclosures allow you to view the trends in our executive compensation program and the application of our compensation philosophies for the years presented.

Our executive compensation guiding principles and structure are designed to achieve the following primary objectives:

- attract and retain superior executive officers and other employees with the skills and values to contribute to our long-term success;
- provide incentives that motivate and reward the achievement of performance goals and that encourage retention; and
- align executives' interests with those of stockholders by rewarding the achievement of short- and long-term strategic and financial goals, including those tied to short- and long-term value creation for our stockholders.

Our Compensation Committee actively reviews and evaluates our executive compensation program with the goal of setting total compensation at levels that align with our mission, size and life stage. In determining whether to approve this proposal, the Compensation Committee believes that stockholders should consider the following with respect to calendar year 2022 compensation:

- While we do not have a formal or informal policy for allocating between long-term and short-term compensation, between cash and non-cash compensation or among different forms of non-cash compensation, we generally strive to provide our executive officers with a balance of short-term and long-term incentives to encourage consistently strong performance, and we generally pay total cash compensation within the 45th to 65th percentile of our peer group, based on Company and individual performance.
- To incentivize strong performance, as described under "Executive Compensation— Elements of Compensation," two key elements of our executive compensation are variable—annual cash incentive compensation, which is earned based on our Compensation Committee's assessment of annual performance, and performance-based and time-based restricted stock units, which are variable in value to the extent the value of our stock changes. Our executive officers are eligible for the same benefits as non-executive, salaried employees, and do not receive personal benefits with the exception of supplemental long-term disability insurance and modest transportation reimbursements.
- With one exception, executive employment agreements require an actual or constructive termination of employment before any cash severance benefits are paid.
- We do not offer any pension plans or health benefits during retirement other than Company contributions toward group health care coverage during the COBRA period for certain executives.

We actively monitor our executive compensation practices within the context of the industry in which we operate and the marketplace for talent in which we compete. We are focused on compensating our executive officers fairly and in a manner that incentivizes high levels of performance while providing the Company with tools to attract and retain the best talent.

For these reasons, the Board unanimously recommends that stockholders vote in favor of the following resolution:

"Resolved, that the stockholders of the Company approve, on a non-binding advisory basis, the compensation paid to the named executive officers of the Company."

Vote Required

Because the proposal to approve, on an advisory basis, the compensation awarded to named executive officers is a non-binding advisory vote, there is no required vote that would constitute approval. Although the vote is advisory and non-binding in nature, our Board will take into account the outcome of the vote when making future decisions regarding executive compensation.

 FOR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.   **VOTE REQUIRED**

PROPOSAL 3: Non-Binding Advisory Vote on the Frequency of Holding Future Non-Binding Advisory Votes on the Compensation of Our Named Executive Officers

We are also seeking a non-binding advisory vote on the frequency with which say-on-pay votes, like Proposal 2 in this proxy statement, should be held in the future. This advisory vote is commonly referred to as "say on frequency." Under the Dodd-Frank Act, promulgated under the Exchange Act, stockholders may vote to indicate their preference for conducting a say-on-pay vote:

- every three years;
- every two years; or
- every year.

Stockholders may also abstain from voting on this proposal. In considering your vote, you may wish to review the information presented in connection with Proposal 2 in this proxy statement, as well as the "Executive Compensation" section of this proxy statement, which is incorporated by reference herein, which provides a more detailed discussion of our executive compensation program and policies.

Our Board has determined that holding a "say-on-pay" vote every year is most appropriate for the Company and recommends that you vote to hold such advisory vote in the future every year.

Our executive compensation program is designed to attract and retain superior executive officers and other employees with the skills and values to contribute to our long-term success, provide incentives that motivate and reward the achievement of performance goals and that encourage retention, and align executives' interests with those of shareholders by rewarding the achievement of short- and long-term strategic and financial goals, including those tied to short- and long-term value creation for our shareholders. An annual vote will provide us with regular shareholder input on our executive compensation program and allow us to engage with shareholders to better understand and respond to prior voting results and implement any appropriate changes to our program.

Accordingly, the Board recommends that stockholders vote in favor of the following resolution:

"Resolved, that an advisory stockholder vote to approve the compensation paid to the Company's named executive officers be submitted to the Company's stockholders every: (i) three years, (ii) two years or (iii) one year; with such frequency that receives the highest number of votes cast being the preferred advisory vote of the stockholders."

Vote Required

Because the proposal to approve, on an advisory basis, the frequency of future advisory votes on the compensation awarded to named executive officers is a non-binding, advisory vote, there is no required vote that would constitute approval. Although the vote is advisory and non-binding in nature, our Board will take into account the outcome of the vote when determining the frequency of future advisory votes on executive compensation. Stockholders are not being asked to approve or disapprove of the Board's recommendation, but rather to indicate their own choice among the frequency options.

 FOR THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR A FREQUENCY OF **"EVERY YEAR"**. | **VOTE REQUIRED** |

PROPOSAL 4: Approval of Amended and Restated Paratek Pharmaceuticals, Inc. Employee Stock Purchase Plan

Description of the Proposal

The Board of Directors proposes and recommends for approval to the Amended and Restated Paratek Pharmaceuticals, Inc. Employee Stock Purchase Plan. The Paratek Pharmaceuticals, Inc. Employee Stock Purchase Plan (ESPP) was originally adopted by our Shareholders on June 14, 2018.

Purpose of the Amended and Restated ESPP; Considerations

Our shareholders are being asked to approve the Amended and Restated ESPP, which provides for the reservation of 1,793,067 shares of Common Stock for issuance thereunder. The ESPP originally authorized the issuance of 943,294 shares for purchase. As of March 31, 2023, 21,139 shares were available for future purchases. During calendar year 2022, employees purchased 402,192 shares under the ESPP. Based upon current trends the Company anticipates it would exhaust the current shares available for purchase under the ESPP in calendar year 2023. In accordance with best practices and anticipated participation, the Company is proposing the Amended and Restated ESPP in order to add an additional 849,773 shares, which will allow it to fund the plan for approximately three (3) additional years. This time period may vary depending on the price of Company's stock and plan participation. Therefore, the Company believes an increase is prudent to make available sufficient shares for issuance under the ESPP on an ongoing basis. On March 9, 2023, the Board of Directors approved the Amended and Restated ESPP, subject to shareholder approval. The affirmative vote of a majority of votes present at the Annual Meeting or represented by proxy and entitled to vote on the matter at the Annual Meeting is required to adopt the Amended and Restated ESPP. In the event that the required votes to approve the Amended and Restated ESPP are not obtained, the amended and restated ESPP will not become effective, and the Company will continue to make grants of awards pursuant to the terms of the ESPP as currently in effect and subject to applicable law.

The following is a summary of principal features of the Amended and Restated ESPP and its operation. A copy of the Amended and Restated ESPP is attached to this proxy statement as Appendix A and is incorporated herein by reference. The following description of the Amended and Restated ESPP is a summary and does not purport to be a complete description. See Appendix A for more detailed information.

The purpose of the Amended and Restated ESPP is to enable eligible employees of Paratek Pharmaceuticals, Inc. and certain of its subsidiaries, or collectively, the Company, to purchase shares of our common stock and thereby acquire an interest in the future of the Company. The Amended and Restated ESPP is intended to meet the requirements of Section 423 of the Internal Revenue Code of 1986, as amended, or the Code.

The maximum aggregate number of shares of our common stock that may be purchased under the Amended and Restated ESPP will be 1,793,067, or the ESPP Share Pool, subject to adjustment as provided for in the Amended and Restated ESPP. The ESPP Share Pool represents approximately 1% of the total number of shares of our common stock outstanding as of March 31, 2023. In establishing the ESPP Share Pool, the Board of Directors considered the potential dilutive impact to shareholders, equity plan guidelines established by certain proxy advisory firms and advice provided by Pearl Meyer & Partners, the independent consultant to the Compensation Committee of our Board of Directors.

Summary of the Amended and Restated ESPP

The following is a summary of the material terms of the Amended and Restated ESPP and does not describe all Amended and Restated ESPP terms. Please read the complete text of the Amended and Restated ESPP included as Appendix A to this proxy statement.

Administration

The Amended and Restated ESPP will be administered by the Compensation Committee of the Board of Directors, which will have the right to determine questions that may arise regarding the interpretation and application of plan provisions and to make, administer and interpret such rules as it deems necessary or advisable. Any references to the Board of Directors include the Compensation Committee and Board of Directors' other delegates to the extent the Board of Directors has delegated administrative responsibilities to such delegates.

Shares Subject to the Plan

If this amendment is approved by the shareholders, the ESPP Share Pool will be 1,793,067 shares of our common stock. Shares delivered upon exercise of options under the Amended and Restated ESPP may be either shares of authorized but unissued common stock or shares of reacquired common stock, as our Board of Directors may determine. On May 15, 2023, the closing price of our common stock as reflected on the Nasdaq exchange was $1.95.

Eligibility

Participation in the Amended and Restated ESPP will be limited to eligible employees who (a) customarily work more than 20 hours per week and for more than 5 months per calendar year and (b) otherwise satisfy the requirements set forth in the Amended and Restated ESPP. Any employee who owns (or is deemed under statutory attribution rules to own) stock possessing 5% or more of the total combined voting power or value of all classes of stock of Paratek or any of its subsidiaries will not be eligible to participate in the Amended and Restated ESPP. As of March 31, 2023, approximately 266 employees would be eligible to participate in the Amended and Restated ESPP.

General Terms of Participation

The Amended and Restated ESPP allows eligible employees to purchase shares during certain offering periods, which will be six -month periods commencing June 1 and ending November 30 and commencing December 1 and ending May 31 of each year. During each offering period, eligible employees will be given the option to purchase up to the lesser of (a) the whole number (disregarding any fractional share amount) determined by dividing $12,500 by the fair market value of one share of our common stock on the first day of the offering period and (b) the whole number (disregarding any fractional share amount) determined by dividing (i) the balance credited to the participant's withholding account on the last day of the Option Period, by (ii) the purchase price described in the next sentence.

Prior to the start of an offering period, the Board of Directors will set the purchase price of each share of our common stock to be 85% of the lesser of the fair market value of the common stock on: (a) the date of grant of the option, and (b) the date on which the opt ion is deemed exercised. If the shares of common stock are not traded on an exchange or trading system, the fair market value will be established in good faith by the Board of Directors. In order to participate in the Amended and Restated ESPP, an eligible employee must execute and deliver to the Company a payroll deduction and participation authorization form as prescribed by the Board of Directors. The payroll deduction and participation authorization form must be filed with the Company by such deadline as established by the Board of Directors.

Participants in the Amended and Restated ESPP will pay for shares of our common stock through payroll deductions. Participants may elect to authorize payroll deductions between 1% and 15% of the participant's compensation per payroll period. During an offering period the amount of payroll deductions may not be changed. An authorization of payroll deductions will remain in effect for subsequent offering periods unless a participant terminates the authorization by timely delivering written notice to the Company. Upon cancellation, any amount withheld from a participant's compensation will be returned to the participant, without interest. Upon termination of employment prior to an exercise date for an offering period, a participant's option will be cancelled automatically, and the balance of his or her withholding account will be returned, without interest.

Adjustment

In the event of any change in the outstanding common stock by reason of a stock dividend, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available for purchase under the Amended and Restated ESPP, the maximum number and type of shares purchasable during an offering period, and the option price will be appropriately adjusted.

Change of Control

In the event of a merger or similar transaction or change of control, the Board of Directors will provide that any outstanding option will be assumed or substituted for or will be cancelled with a return of any amounts contributed by or withheld from the compensation of a participant, or that the option period will end before the date of the proposed sale or merger.

Amendment; Termination

Our Board of Directors has discretion to amend the Amended and Restated ESPP to any extent and in any manner it may deem advisable, including suspending or terminating the Amended and Restated ESPP, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require shareholder approval.

U.S. Federal Income Tax Consequences Relating to the Amended and Restated ESPP

The following is a summary of some of the material federal income tax consequences associated with the grant and exercise of awards under the Amended and Restated ESPP under current federal tax laws and certain other tax considerations associated with awards under the Amended and Restated ESPP. The summary does not address tax rates or non-U.S., state or local tax consequences, nor does it address employment tax or other federal tax consequences except as noted.

The Amended and Restated ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Assuming that the Amended and Restated ESPP is and remains so qualified, no taxable income will be recognized by a participant until the sale or other disposition of the shares of common stock purchased under the Amended and Restated ESPP.

If common stock acquired under the Amended and Restated ESPP is disposed of more than two years after the option grant date and more than one year after the purchase date, or if the participant dies while holding such common stock, the participant (or his or her estate) will recognize ordinary income in amount equal to 15% (or such other percentage equal to the applicable purchase price discount) of the value of the common stock on the option grant date, or, if less, the excess of the fair market value of the shares at the time of disposition (or death) over the purchase price. Any additional gain, or any loss, recognized in the disposition will be treated as a long-term capital gain or loss.

If common stock acquired under the Amended and Restated ESPP is disposed of within the two years following the applicable option grant or within one year after the purchase date, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock on the date that it was purchased over the purchase price. Any additional gain, or any loss, recognized in the disposition will be treated as a capital gain or loss and, depending on how long the participant had held the common stock, as long-term or short-term.

The Company is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized upon a sale or disposition of common stock prior to the expiration of the holding periods described above.

New Plan Benefits

Because benefits under the Amended and Restated ESPP depend on employees' elections to participate in the plan and the fair market value of the shares of our common stock at various future dates, it is not possible to determine future benefits that will be received by executive officers and other employees under the plan. No employee may purchase shares under the Amended and Restated ESPP in an amount that exceeds $25,000 in fair market value in any calendar year.

Vote Required

This proposal requires the affirmative vote of a majority of the votes present at the Annual Meeting or represented by proxy and entitled to vote on the matter at the Annual Meeting. Abstentions will count as a vote "against" this proposal and broker non-votes will have no direct effect on this proposal.

 FOR THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** APPROVAL OF THE AMENDED AND RESTATED ESPP.

VOTE REQUIRED

PROPOSAL 5: Approval of an Amendment to the Company's Charter

Our stockholders will be asked to approve an amendment to the Company's Charter to provide exculpation from liability for certain officers of the Company from certain claims of breach of the fiduciary duty of care, similar to protections currently available to directors of the Company. The full text of the amendment is attached to this proxy statement as Appendix B (Charter Amendment).

The proposal would add Article VIII of the Charter to read in its entirety as follows:

Article VIII

"A. To the maximum extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, no officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer."

"B. Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Corporation's certificate of incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

Background

The Company is incorporated in the State of Delaware and therefore subject to the Delaware General Corporation Law (DGCL). The DGCL has long permitted Delaware corporations to limit or eliminate the directors' personal liability for monetary damages resulting from a breach of the fiduciary duty of care, subject to certain limitations such as prohibiting exculpation for intentional misconduct or knowing violations of the law. These provisions are referred to as "exculpatory provisions" or "exculpatory protections." Similar exculpatory provisions for directors are currently included in the Charter.

Recently, the Delaware legislature amended the DGCL to permit Delaware corporations to provide similar exculpatory protections for officers. This decision was due in part to the recognition that both officers and directors owe fiduciary duties to corporations, and yet only directors were protected by the exculpatory provisions. In addition, Delaware courts experienced an increase in litigation in which plaintiffs attempted to exploit the absence of protection for officers to prolong litigation and extract settlements from defendant corporations. As adopted, amended Section 102(b)(7) of the DGCL protects officers from personal monetary liability under limited circumstances as explained below.

Conditions and Limitations to Exculpation under DGCL Section 102(b)(7)

As amended, Section 102(b)(7) of the DGCL provides important conditions and limitations on a corporation's exculpation of its officers for monetary damages from breaches of fiduciary duty.

Exculpation is only available for breaches of the fiduciary duty of care.

Exculpation is not available for breaches of the fiduciary duty of loyalty (which requires officers to act in good faith for the benefit of the corporation and its stockholders and not for personal gain).

Exculpation is not available for intentional misconduct or knowing violations of the law.

Reasons for the Charter Amendment

The Board believes that eliminating personal monetary liability for officers under certain circumstances is reasonable and appropriate. Claims against corporations for breaches of fiduciary duties are expected to continue increasing. Delaware corporations that fail to adopt officer exculpation provisions may experience a disproportionate amount of nuisance litigation and disproportionately increased costs in the form of increased director and officer liability insurance premiums, as well as diversion of management's attention from the business of the corporation.

Further, the Board anticipates that similar exculpation provisions are likely to be adopted by the Company's peers and others with whom the Company competes for executive talent. As a result, officer exculpation provisions may become necessary for Delaware corporations to attract and retain experienced and qualified corporate officers.

A Delaware corporation seeking to extend the benefits of the newly amended Section 102(b)(7) to its corporate officers must amend its certificate of incorporation, as the protections do not apply automatically and must be embedded in the corporation's certificate of incorporation to be effective. Accordingly, the Board has determined it advisable and in the best interests of the Company and its stockholders to seek stockholders' approval for the Charter Amendment.

Potential Effects of Approving the Charter Amendment

The Charter Amendment would provide for the elimination of personal monetary liability for certain officers only in connection with direct claims brought by stockholders, subject to the limitations described under the heading "Conditions and Limitations to Exculpation under DGCL Section 102(b)(7)" above. As is the case with directors under the Charter, the Charter Amendment would not limit the liability of officers for any breach of the duty of loyalty to the Company or its stockholders, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or any transaction from which the officer derived an improper personal benefit.

Effectiveness of the Charter Amendment

If the Charter Amendment is approved by the stockholders at the Annual Meeting, it will become effective upon the filing of the Charter Amendment with the Secretary of State of the State of Delaware. In accordance with the DGCL, however, the Board may abandon the Charter Amendment without further action by the stockholders at any time prior to the effectiveness of the filing of the Charter Amendment with the Secretary of State of the State of Delaware, notwithstanding stockholder approval.

Board Approval and Vote Required

On March 9, 2023, the Board authorized and approved the Charter Amendment, subject to stockholder approval, and directed that the Charter Amendment be considered for approval by the stockholders at the Annual Meeting. In accordance with Section 242(b)(1) of the DGCL, the approval of the Charter Amendment requires the affirmative vote of a majority of the then outstanding shares entitled to vote. Abstentions and broker non-votes will have the same effect as a vote against the Charter Amendment.

 FOR THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** THE APPROVAL OF THE CHARTER AMENDMENT.

VOTE REQUIRED

PROPOSAL 6: Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors, or the Audit Committee, has selected Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2023 and has further directed that management submit the selection of its independent registered public accounting firm for ratification by the shareholders at the Annual Meeting. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting and will have an opportunity to make a statement should such representative desire to do so and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require shareholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of Ernst & Young LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of Paratek and our shareholders.

The affirmative vote of the holders of a majority of the shares present online at the Annual Meeting or represented by proxy and entitled to vote on the matter at the Annual Meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will count as a vote "against" this proposal and broker non-votes will have no direct effect on the outcome of this proposal. However, we do not expect any broker non-votes for this proposal.

The following table represents the fees for professional services earned by our independent registered public accounting firm, Ernst & Young LLP, for services rendered for the years ended December 31, 2022 and 2021:

	2022	2021
Audit Fees	$1,265,125 [1]	$844,000 [1]
Audit-Related Fees	—	—
Tax Fees	145,537 [2]	122,832 [2]
All Other Fees	—	—
TOTAL	$1,410,662	$966,832

[1] 2022 Audit Fees represent fees charged for the audit of our consolidated financial statements, reviews of our interim financial statements and the audit of the effectiveness of our internal control over financial reporting. 2021 Audit Fees represent fees charged for the audit of our consolidated financial statements and reviews of our interim financial statements. Audit Fees also include related services that are normally provided in connection with registration statements and securities offerings during 2022 and 2021, such as preparation of comfort letters and consents.

[2] 2022 and 2021 Tax Fees represent fees charged.

Pre-Approval Policy and Procedures

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. All of the services provided by Ernst & Young LLP during the years ended December 31, 2022 and 2021 were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee.

The Audit Committee has determined that the rendering of services other than audit services by Ernst & Young LLP is compatible with maintaining their independence.

Vote Required

The affirmative vote of the holders of a majority of the shares present online at the Annual Meeting or represented by proxy and entitled to vote on the matter at the Annual Meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will count as a vote "against" this proposal and broker non-votes will have no direct effect on the outcome of this proposal. However, we do not expect any broker non-votes for this proposal.

 FOR THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

VOTE REQUIRED

Beneficial Ownership of Common Stock by Management and Directors

The following table sets forth certain information regarding the ownership of our common stock as of March 31, 2023 by:

- each of the named executive officers included in the Summary Compensation Table;

- each director and nominee for director; and

- all executive officers and directors of Paratek as a group.

The number of shares owned, total shares beneficially owned and the percentage of common stock beneficially owned below is based on total of 57,282,239 shares of Paratek's common stock outstanding as of March 31, 2023.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of March 31, 2023, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

We believe that the shareholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such shareholders.

Unless otherwise indicated in the footnotes, the address for each shareholder listed is: c/o Paratek Pharmaceuticals, Inc., 75 Park Plaza, 3rd Floor, Boston, Massachusetts 02116.

	SHARES OWNED DIRECTLY OR BENEFICIALLY	STOCK OPTIONS THAT HAVE VESTED AND WILL VEST WITHIN 60 DAYS	RSUs THAT HAVE VESTED AND WILL VEST WITHIN 60 DAYS	TOTAL SHARES BENEFICIALLY OWNED[1]	PERCENTAGE OWNED
Named Executive Officers and Directors					
Michael F. Bigham	546,517	388,769	—	935,286	1.76%
Evan Loh, M.D.	1,149,534	157,914	—	1,307,488	2.46%
Adam Woodrow	563,579	—	—	563,579	*
Timothy R. Franson, M.D.	59,000	62,000	—	121,000	*
Jeffrey Stein, Ph.D.	55,625	62,000	—	117,625	*
Robert S. Radie	52,250	62,000	—	114,250	*
Thomas J. Dietz, Ph.D.	50,000	62,000	—	112,000	*
Kristine Peterson	59,000	50,000	—	109,000	*
Rolf K. Hoffmann	64,000	41,000	—	105,000	*
Minnie V. Baylor-Henry	39,200	3,911	—	43,111	
All executive officers and directors as a group	3,367,394	889,594	—	4,256,988	8.0%

* Represents beneficial ownership of less than 1% of the shares of common stock, if applicable.

[1] This table is based upon information provided to us by our executive officers and directors.

Beneficial Ownership of Common Stock by Principal Shareholders

The following table sets forth the ownership by each principal shareholder who owned of record or was known by the Company to own beneficially more than 5% of our common stock as of March 31, 2023.

	NUMBER OF SHARES BENEFICIALLY OWNED[1]	PERCENTAGE OWNED
5% Shareholders		
Entities Affiliated with NexPoint Advisors, L.P.[2]	6,692,447	11.69%

[1] This table is based upon information about principal shareholders known to us based on Schedules 13G and 13D filed with the SEC and otherwise available.

[2] Based upon information provided by NexPoint Real Estate Opportunities, LLC, Drugcrafters, LP, NexPoint Climate Tech Fund, NexPoint Event Driven Fund, Highland Global Allocation Fund, NexPoint Asset Management, L.P., NexPoint Advisors, L.P., The Dugaboy Investment Trust, Nancy Marie Dondero and James D. Dondero in a Schedule 13D filed on March 30, 2023. NexPoint Real Estate Opportunities, LLC has shared voting and dispositive power over 50,000 shares. Drugcrafters, LP has shared voting and dispositive power over 1,307,617 shares. NexPoint Climate Tech Fund has shared voting and dispositive power over 64,770 shares. NexPoint Event Driven Fund has shared voting and dispositive power over 225,000 shares. Highland Global Allocation Fund has shared voting and dispositive power over 2,156,000 shares. NexPoint Asset Management, L.P. has shared voting and dispositive power over 2,445,770 shares. NexPoint Advisors, L.P. has shared voting and dispositive power over 50,000 shares. The Dugaboy Investment Trust has shared voting and dispositive power over 2,889,060 shares. Ms. Dondero has shared voting and dispositive power over 2,889,060 shares. Mr. Dondero has shared voting and dispositive power over 6,692,447 shares. Mr. Dondero and Ms. Dondero are United States citizens. NexPoint Real Estate Opportunities, LLC, Drugcrafters, LP, NexPoint Event Driven Fund, NexPoint Asset Management, L.P. and NexPoint Advisors, L.P. are Delaware entities. NexPoint Climate Tech Fund and Highland Global Allocation Fund are Massachusetts entities. The address of the principal office for all of the foregoing, except Ms. Dondero, is 300 Crescent Court, Suite 700, Dallas, Texas 75201. The address and principal office of Ms. Dondero is 1010 Crescent Beach Road, Vero Beach, Florida 32963.

Questions and Answers about These Proxy Materials and Voting

Why did I receive a notice regarding the availability of proxy materials on the internet?

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials over the internet. Accordingly, we have sent you a Notice of Internet Availability of Proxy Materials, or the Notice, because the Board of Paratek is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the meeting. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Notice.

We intend to mail the Notice on or about May 26, 2023 to all shareholders of record entitled to vote at the Annual Meeting.

Will I receive any other proxy materials by mail?

We may send you a proxy card or a second notice, on or after June 6, 2023.

How do I attend the Annual Meeting?

The meeting will be held entirely online on July 6, 2023 and will begin promptly at 9:30 a.m. Eastern Daylight Time. You may attend the meeting virtually via the Internet at www.virtualshareholdermeeting.com/PRTK2023 where you will be able to vote electronically and submit questions. We encourage you to access the meeting prior to the start time. Online check-in will begin at 9:15 a.m. Eastern Daylight Time, and you should allow ample time for the check-in procedures. You will need the 16-digit control number included with these proxy materials to attend the Annual Meeting. Only shareholders of record at the close of business on May 15, 2023 are entitled to notice of and to vote at the Annual Meeting as set forth in the Proxy Statement. If your shares are held in "street name" and you did not receive a 16-digit control number, you may gain access to and vote at the Annual Meeting by logging into your bank or brokerage firm's website and selecting the shareholder communications mailbox to access the meeting. The control number will automatically populate. Instructions should also be provided on the voting instruction card provided by your bank or brokerage firm. If you lose your 16-digit control number, you may join the Annual Meeting as a "Guest," but you will not be able to vote or ask questions.

Who can vote at the Annual Meeting?

Only shareholders of record at the close of business on May 15, 2023 will be entitled to vote at the Annual Meeting. On this record date, there were 57,282,239 shares of common stock outstanding and entitled to vote.

Shareholder of Record: Shares Registered in Your Name

If on May 15, 2023 your shares were registered directly in your name with Paratek's transfer agent, American Stock Transfer & Trust Company, LLC, then you are a shareholder of record. As a shareholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on May 15, 2023 your shares were held not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account. You are also invited to attend the virtual Annual Meeting, although in order to attend, you must show proof of share ownership, such as a current account statement. However, since you are not the shareholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a legal proxy or broker's proxy card form from your broker, bank or other nominee.

What am I voting on?

There are six matters scheduled for a vote:

- Proposal 1: Election of three nominees as Class I directors to serve until the 2026 annual meeting of shareholders and until their successors are duly elected and qualified;

- Proposal 2: Non-binding Advisory Vote on the Compensation of Our Named Executive Officers;

- Proposal 3: Non-binding Advisory Vote on the Frequency of Holding Future Non-binding Advisory Votes on the Compensation of Our Named Executive Officers;

- Proposal 4: Approval of the Company's Amended and Restated ESPP, which increases the number of authorized shares of common stock under the plan from 943,294 to 1,793,067 shares;

- Proposal 5: Approval of an Amendment to the Company's Charter to allow for officer exculpation; and

- Proposal 6: Ratification of the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2023.

What if another matter is properly brought before the meeting?

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. You may vote "For" or "Against" or abstain from voting to approve the compensation of our named executive officers, to approve the Amended and Restated ESPP, to approve the Charter Amendment and to ratify the selection of Ernst & Young LLP. For the non-binding advisory vote on the frequency of holding future non-binding advisory votes on the compensation of our named executive officers, you may vote "One Year," "Two Years," or "Three Years" or abstain from voting.

The procedures for voting are simple:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote at the Annual Meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the virtual Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote even if you have already voted by proxy.

- To vote at the virtual Annual Meeting you will need the 16-digit control number included with these proxy materials at the Annual Meeting.

- To vote using a proxy card, simply complete, sign and date the proxy card that may be delivered and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

- To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and 16-digit control number from the Notice. Your telephone vote must be received by 11:59 p.m., Eastern Daylight Time on July 5, 2023 to be counted.

- To vote through the internet, go to http://www.proxyvote.com to complete an electronic voting instruction form. You will be asked to provide the 16-digit control number from the Notice. Your internet vote must be received by 11:59 p.m., Eastern Daylight Time on July 5, 2023 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other nominee, you should have received information containing voting instructions from that organization rather than from Paratek. Simply follow the voting instructions to ensure that your vote is counted. To vote at the Annual Meeting, you must obtain a legal proxy or broker's proxy card from your broker, bank or other nominee. Follow the instructions from your broker, bank or other nominee included with these proxy materials or contact your broker, bank or other nominee to request a proxy form.

Internet proxy voting may be provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of May 15, 2023.

What happens if I do not vote?

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record and do not vote by completing your proxy card, by telephone, through the internet, your shares will not be voted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner and do not instruct your broker, bank, or other nominee how to vote your shares, the question of whether your broker, bank or other nominee will still be able to vote your shares depends on whether the applicable rules deem the particular proposal to be a "routine" matter. Brokers, banks and other nominees can use their discretion to vote "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under applicable rules, "non-routine" matters are matters that may substantially affect the rights or privileges of shareholders, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management supported. Although the determination of whether a nominee will have discretionary voting power for a particular item is typically determined only after proxy materials are filed with the SEC, we expect that your broker, bank or other nominee may not vote your shares on Proposal 1 without your instructions but may vote your shares on Proposal 2 even in the absence of your instruction.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, "For" the election of the three nominees as Class I directors, "For" the non-binding advisory vote on the compensation of our named executive officers, "One Year" for the non-binding advisory vote on frequency of vote on named executive officer compensation, "For" the Charter Amendment, "For" the Amended and Restated ESPP and "For" the ratification of selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2023. If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. This cost also includes support for the hosting of the virtual Annual Meeting. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the Notices to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Shareholder of Record: Shares Registered in Your Name

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.

- You may grant a subsequent proxy by telephone or through the internet.

- You may send a timely written notice that you are revoking your proxy to our Corporate Secretary at 75 Park Plaza, 3rd Floor, Boston, Massachusetts, 02116.

- You may attend the virtual Annual Meeting and vote electronically. Simply attending the virtual Annual Meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or internet proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

Why a Virtual Meeting?

In order to facilitate shareholder attendance and participation by enabling shareholders to participate from any location and at no cost to the shareholder, we are once again relying on the latest technology to host a virtual annual meeting at www.virtualshareholdermeeting.com/ PRTK2023. Shareholders will also be able to vote their shares electronically during the Annual Meeting.

What if During the Check-In Time or During the Annual Meeting I have Technical Difficulties or Trouble Accessing the Virtual Meeting Website?

There will be technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page.

When are shareholder proposals and director nominations due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by January 27, 2024, to our Corporate Secretary at 75 Park Plaza, 3rd Floor, Boston, MA 02116, provided, however, that if our 2024 annual meeting of shareholders is held before June 6, 2024, or after August 5, 2024, then the reasonable amount of time prior to the date we begin to print and mail our proxy statement for the 2024 annual meeting of shareholders. If you wish to submit a proposal (including a director nomination) at the meeting that is not to be included in next year's proxy materials, you must provide specified information in writing to our Corporate Secretary at the address above no earlier than March 8, 2024, and no later than April 7, 2024, except that if our 2024 annual meeting of shareholders is held before June 6, 2024, or after August 5, 2024, notice by the shareholder to be timely must be received not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. You are also advised to review our Bylaws, which contain a description of the information required to be submitted as well as additional requirements about advance notice of shareholder proposals and director nominations.

In addition to satisfying the requirements described in the preceding paragraph, to comply with the universal proxy rules under the Exchange Act, any shareholder who intends to solicit proxies in support of director nominees other than our board of directors' nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than May 7, 2024. However, if the date of the 2024 annual meeting is more than 30 days before or after the anniversary of the date of the 2023 annual meeting, then such notice must be delivered by the later of (x) the 10th day following the day we first publicly announce the date of the 2024 annual meeting and (y) the date which is 60 days prior to the date of the 2024 annual meeting.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count, (a) for Proposal 1, votes "For," "Withhold" and, if applicable, broker non-votes, (b) with respect to Proposals 2, 4, 5 and 6, votes "For," "Against," abstentions and, if applicable, broker non-votes, and (c) with respect to Proposal 3, "One Year," "Two Years" or "Three Years" and abstentions.

Abstentions and broker non-votes will have no effect on the results of Proposal 1.

Because Proposals 2 and 3 are non-binding, advisory votes, there is no required vote that would constitute approval.

Abstentions will count as a vote "against" Proposal 4 and broker non-votes will have no direct effect on Proposal 4.

Broker non-votes and abstentions will be counted towards the vote total for Proposal 5 and will have the same effect as "Against" votes.

Abstentions will count as a vote "against" Proposal 6 and broker non-votes will have no direct effect on the outcome of Proposal 6. However, due to the fact that brokers, banks and other nominees generally have discretionary authority to vote on Proposal 6, we do not expect broker non-votes on this proposal.

What are "broker non-votes"?

As discussed above, when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed by the Nasdaq Stock Market, or Nasdaq, to be "non-routine," the broker or nominee cannot vote the shares. These unvoted shares are counted as "broker non-votes."

How many votes are needed to approve each proposal?

- For the election of directors, the three nominees receiving the most "For" votes from the holders of shares present or represented by proxy and entitled to vote on the election of directors will be elected. Abstentions and broker non-votes will have no effect on the results of this vote.

- The approval of the non-binding advisory vote for the compensation of our named executive officers is a non-binding vote, so there is no required vote that would constitute approval.

- The approval of the non-binding advisory vote for is a non-binding advisory vote, so there is no required vote that would constitute approval.

- The approval of the Amended and Restated Paratek Pharmaceuticals, Inc. Employee Stock Purchase Plan requires the affirmative vote of a majority of the shares entitled to vote and present, in person or represented by proxy, at the Annual Meeting. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect on the results of this vote.

- The approval of the Charter Amendment requires the affirmative vote of a majority of the then shares outstanding entitled to vote. Broker non-votes and abstentions will be counted towards the vote total for this proposal and will have the same effect as "Against" votes.

- The ratification of the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP, as our independent registered public accounting firm for the year ending December 31, 2023, requires the affirmative vote of a majority of the shares entitled to vote and present or represented by proxy, at the Annual Meeting. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect on the results of this vote. However, brokers, banks and other nominees generally have the discretionary authority to vote on this proposal, so we do not expect broker non-votes on this proposal.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if shareholders holding at least a majority of the outstanding shares entitled to vote are present at the Annual Meeting or represented by proxy. On the record date, there were 57,282,239 shares outstanding and entitled to vote. Thus, the holders of 28,641,120 shares must be present or represented by proxy at the Annual Meeting to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote electronically at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of the shares present at the meeting or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

If I and other members of my household own Paratek shares in different accounts, will we receive multiple sets of materials?

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more shareholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other Annual Meeting materials addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

This year, a number of brokers with account holders who are Paratek shareholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify your broker or Paratek. Direct your written request to Corporate Secretary, Paratek Pharmaceuticals, Inc., 75 Park Plaza, 3rd Floor, Boston, MA 02116, or telephone (617) 807-6600. Shareholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request "householding" of their communications should contact their brokers.

How may I communicate directly with members of Paratek's Board of Directors?

Shareholders and other interested parties may communicate directly with the Board of Directors by writing to:

> Board of Directors
> c/o Corporate Secretary
> Paratek Pharmaceuticals, Inc.
> 75 Park Plaza, 3rd Floor,
> Boston, MA 02116

The Corporate Secretary will forward such communications to the Board of Directors at or prior to the next meeting of the Board.

Shareholders and other interested parties wishing to communicate only with the independent directors, specific committees or an individual director should address their communications to such committee or director(s), care of the Corporate Secretary. These communications will be handled by the Corporate Secretary and forwarded to the applicable director(s) and/or committee(s) at or prior to the next meeting of such director(s).

The Board of Directors or the recipient directors will determine, in their sole discretion, how any such communications will be reviewed and considered.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2022, as amended by our Annual Report on 10-K/A is available without charge upon email or written request to: Corporate Secretary, Paratek Pharmaceuticals, Inc., 75 Park Plaza, 3rd Floor, Boston, MA 02116, or by email at: ir@paratekpharma.com.

Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based solely on our review of copies of such forms that we have received, or written representations from reporting persons, we believe that during the fiscal year ended December 31, 2022, all executive officers, directors and greater than 10% shareholders complied with all applicable SEC filing requirements, except for, due to an administrative oversight, five late Form 4s filed on March 23, 2022 on behalf of Dr. Loh, Mr. Bigham, Mr. Brenner, Mr. Haskel and Mr. Woodrow, which reported 236,250 restricted stock units, or RSUs, 202,500 RSUs, 67,500 RSUs, 67,500 RSUs, and 101,250 RSUs, respectively, that vested as to 15/45 of the shares subject to the restricted stock units on December 10, 2022, and on the same calendar date of each successive year thereafter until fully vested, subject to the Reporting Person's continued service with the Issuer through each vesting date.

Appendix A

Amended and Restated Employee Stock Purchase Plan

PARATEK PHARMACEUTICALS, INC. AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

1. PURPOSE OF PLAN

The Paratek Pharmaceuticals, Inc. Employee Stock Purchase Plan (the "Plan") is intended to enable eligible employees of Paratek Pharmaceuticals, Inc. ("Paratek") and such of its Subsidiaries as the Board of Directors of Paratek (the "Board") may from time to time designate (Paratek and such Subsidiaries being hereinafter referred to as the "Company") to use payroll deductions to purchase shares of common stock, $0.001 par value, of Paratek ("Stock"), and thereby acquire an interest in the future of Paratek.   For purposes of the Plan, a "Subsidiary" is any corporation that would be treated as a subsidiary of Paratek under Section 424(f) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan is intended to qualify under Section 423 of the Code and will be construed accordingly.

2. OPTIONS TO PURCHASE STOCK

Subject to adjustment pursuant to Section 16 of the Plan, the maximum aggregate number of shares of Stock available for sale pursuant to the exercise of options ("Options") granted under the Plan to employees of the Company ("Employees") who meet the eligibility requirements set forth in Section 3 hereof ("Eligible Employees") is 1,793,067 shares of Stock. The Stock to be delivered upon exercise of Options under the Plan may be either shares of authorized but unissued Stock or shares of reacquired Stock, as the Board may determine.

3. ELIGIBLE EMPLOYEES

Subject to the exceptions and limitations set forth below, each Employee will be eligible to participate in the Plan.

(a) The following categories of Employees will not be eligible to participate in the Plan: (i) Employees whose customary employment for the Company is twenty (20) hours or less per week, and (ii) Employees whose customary employment for the Company is for not more than five (5) months in any calendar year.

(b) Any Employee who immediately after the grant of an Option would own (or pursuant to Section 423(b)(3) of the Code would be deemed to own) stock possessing 5% or more of the total combined voting power or value of all classes of stock of the employer corporation or of its parent or subsidiary corporation, as defined in Section 424 of the Code, will not be eligible to receive an Option to purchase Stock pursuant to the Plan.

(c) No Employee will be granted an Option under the Plan that would permit his or her rights to purchase shares of stock under all employee stock purchase plans of the employer corporation and parent and subsidiary corporations to accrue at a rate which exceeds $25,000 in fair market value of such stock (determined at the time the Option is granted) for each calendar year during which any such Option granted to such Employee is outstanding at any time, as provided in Section 423 of the Code.

4. METHOD OF PARTICIPATION

The periods December 1 to May 31 and June 1 to November 30 of each year will be termed "Option Periods". Except as provided in Section 11, each person who will be an Eligible Employee on the first day of any Option Period may elect to participate in the Plan by executing and delivering, by such deadline prior thereto as the Board may specify (the "Enrollment Deadline"), a payroll deduction authorization in accordance with Section 5. Such Employee will thereby become a participant ("Participant") on the first day of such Option Period and will remain a Participant until his or her participation is terminated as provided in the Plan.

5. PAYROLL DEDUCTION

Each payroll deduction authorization will request withholding at a percentage of Compensation per payroll period within a range specified by the Board for the applicable Option Period, or if no such range is specified by the Board, from 1% to 15% of Compensation. Withholding will be accomplished by means of payroll deductions from payroll periods ending in the Option Period. For purposes of the Plan, "Compensation" means "Compensation" as defined in the Paratek Pharmaceuticals, Inc. Profit Sharing 401(k) Plan, as may be amended from time to time. A Participant may not increase or decrease his or her withholding rate during an Option Period, but may withdraw his or her participation in an Option Period in accordance with Section 11. A Participant may change his or her withholding rate for subsequent Option Periods by filing a new payroll deduction authorization with the Company on or before the Enrollment Deadline for the Option Period for which the change is to be effective. All amounts withheld in accordance with a Participant's payroll deduction authorization will be credited to a withholding account

maintained in the Participant's name on the books of the Company. Amounts credited to the withholding account will not be required to be set aside in trust or otherwise segregated from the Company's general assets.

6. GRANT OF OPTIONS

Each person who is a Participant on the first day of an Option Period will be granted, as of such day and for such Period, an Option entitling the Participant to acquire shares of Stock equal in number to the lesser of:

(a) the whole number (disregarding any fractional share amount) determined by dividing $12,500 by the fair market value of one share of Stock on the first day of the Option Period; and

(b) the whole number (disregarding any fractional share amount) determined by dividing (i) the balance credited to the Participant's withholding account on the last day of the Option Period, by (ii) the purchase price per share of the Stock determined under Section 7.

The Board will reduce, on a substantially proportionate basis, the number of shares of Stock purchasable by each Participant upon exercise of his or her Option for an Option Period in the event that the number of shares then available under the Plan is insufficient. Option grants under this Section 6 will be automatic and need not be separately documented.

7. PURCHASE PRICE

The purchase price of Stock issued pursuant to the exercise of an Option will be 85% of the fair market value of the Stock on (a) the date of grant of the Option or (b) the date on which the Option is deemed exercised, whichever is less. If the shares of Stock are traded on a national exchange or trading system (including the Nasdaq Global Market), the fair market value for any day will mean the reported closing price of the Stock for such day; provided, that if such day is not a trading day, fair market value will mean the reported closing price of the Stock for the immediately following day that is a trading day. If the shares of Stock are not traded on an exchange or trading system, the fair market value of such Stock on such date will be established in a manner determined in good faith by the Board.

8. EXERCISE OF OPTIONS

If any Employee is a Participant in the Plan on the last day of an Option Period, he or she will be deemed to have exercised the Option granted to him or her for that Period. Upon such exercise, the Company will apply the balance of the Participant's withholding account to the purchase of the number of whole shares of Stock determined under Section 6 and as soon as practicable thereafter will evidence the transfer of shares or will deliver the shares to the Participant and will return to him or her the balance, if any, of his or her withholding account in excess of the total purchase price of the shares so issued; provided, that if the balance left in the account consists solely of an amount equal to the value of a fractional share it will be retained in the Account and carried over to the next Period.

Notwithstanding anything herein to the contrary, the Company's obligation to issue and deliver shares of Stock under the Plan will be subject to the approval required of any governmental authority in connection with the authorization, issuance, sale or transfer of said shares, to any requirements of any national securities exchange applicable thereto, and to compliance by Paratek with other applicable legal requirements in effect from time to time.

9. INTEREST

No interest will be payable on withholding accounts.

10. TAXES

Payroll deductions are made on an after-tax basis. If the Company determines that the exercise of an Option or the disposition of shares following the exercise of an Option could result in employment tax liability, the Company may, as a condition of exercise, make such provision as it deems necessary to provide for the remittance by the Participant of employment taxes required to be paid in connection with such exercise or disposition of shares.

11. CANCELLATION AND WITHDRAWAL

A Participant who holds an Option under the Plan may at any time prior to exercise thereof under Section 8 cancel all (but not less than all) of his or her Option by written notice delivered to the Company. Upon such cancellation, the balance in the Participant's withholding account will be returned to the Participant.

A Participant may terminate his or her payroll deduction authorization as of any date by written notice delivered to the Company and will thereby cease to be a Participant as of such date. Any Participant who voluntarily terminates his or her payroll deduction authorization prior to the last day of an option period will be deemed to have canceled his or her Option.

A Participant who makes a hardship withdrawal from a Company savings plan qualifying under Section 401(k) of the Code (a "401(k) Plan") will be deemed to have terminated his or her payroll deduction authorization as of the date of such hardship withdrawal, will cease to be a Participant as of such date, and will be deemed to have canceled his or her Option. An Employee who has made a hardship withdrawal from a 401(k) Plan will not be permitted to participate in the Plan until the first Option Period that begins six months after the date of his or her hardship withdrawal.

12. TERMINATION OF EMPLOYMENT

Except as otherwise provided in Section 13, upon the termination of a Participant's employment with the Company for any reason, he or she will cease to be a Participant, any Option held by him or her under the Plan will be deemed canceled, the balance of his or her withholding account will be returned, and he or she will have no further rights under the Plan.

13. DEATH OF PARTICIPANT

A Participant may elect that if death should occur during an Option Period the balance, if any, of the Participant's withholding account at the time of death will be applied at the end of the Period to the exercise of the Participant's Option and the shares thereby purchased under the Option (plus any balance remaining in the Participant's withholding account) will be delivered to the Participant's beneficiary or beneficiaries. If the Participant has more than one beneficiary, the Company will determine the allocation among them and its determination will be final and binding on all persons. Except as otherwise determined by the Board (which may establish a procedure for the designation of beneficiaries under the Plan), a Participant's beneficiary(ies) for purposes of the Plan will be (i) such person or persons as are treated as the Participant's beneficiary(ies) for purposes of the Company group life insurance plan applicable to the Participant, or (ii) in the absence of any beneficiary determined under clause (i) or other designated beneficiary, the Participant's estate.

14. EQUAL RIGHTS; PARTICIPANT'S RIGHTS NOT TRANSFERABLE

All Participants granted Options under the Plan with respect to any Option Period will have the same rights and privileges. Each Participant's rights and privileges under any Option granted under the Plan will be exercisable during the Participant's lifetime only by him or her and except as provided in Section 13 above may not be sold, pledged, assigned, or transferred in any manner. In the event any Participant violates or attempts to violate the terms of this Section, any Options held by him or her may be terminated by the Company and, upon return to the Participant of the balance of his or her withholding account, all of the Participant's rights under the Plan will terminate.

15. EMPLOYMENT RIGHTS

Nothing contained in the provisions of the Plan will be construed as giving to any Employee the right to be retained in the employ of the Company or as interfering with the right of the Company to discharge any Employee at any time.

16. CHANGE IN CAPITALIZATION, MERGER

In the event of any change in the outstanding Stock of Paratek by reason of a stock dividend, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available under the Plan, the number and type of shares under Options granted but not exercised, the maximum number and type of shares purchasable under an Option, and the Option price will be appropriately adjusted.

In the event of a sale of all or substantially all of the Stock or a sale of all or substantially all of the assets of Paratek, or a merger or similar transaction in which Paratek is not the surviving corporation or which results in the acquisition of Paratek by another person, the Board will (i) if Paratek is merged with or acquired by another corporation, provide that each outstanding Option will be assumed or a substitute Option granted by the acquiror or successor corporation or a parent or subsidiary of the acquiror or successor corporation, (ii) cancel each Option and return the balances in Participants' withholding accounts to the Participants, or (iii) pursuant to Section 18, end the Option Period on or before the date of the proposed sale or merger.

17. ADMINISTRATION OF PLAN

The Plan will be administered by the Board, which will have the right to determine any questions which may arise regarding the interpretation and application of the provisions of the Plan and to make, administer, and interpret such rules and regulations as it will deem necessary or advisable. References in the Plan to the Board will include the Board's delegates to the extent of any delegation by the Board to such delegates of administrative responsibilities hereunder.

The Board may specify the manner in which employees are to provide notices and payroll deduction authorizations. Notwithstanding any requirement of "written notice" herein, the Board may permit employees to provide notices and payroll deduction authorizations electronically.

18. AMENDMENT AND TERMINATION OF PLAN

Paratek reserves the right at any time or times to amend the Plan to any extent and in any manner it may deem advisable, by vote of the Board; provided, that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code and the regulations thereunder will have no force or effect unless approved by the stockholders of Paratek within twelve months before or after its adoption.

The Plan may be suspended or terminated at any time by the Board. In connection therewith, the Board may either cancel outstanding Options or continue them and provide that they will be exercisable either at the end of the applicable Option Period as determined under Section 4 above or on such earlier date as the Board may specify (in which case such earlier date will be treated as the last day of the applicable Option Period).

19. APPROVAL OF STOCKHOLDERS

The Plan and the exercisability of Options granted hereunder will be subject to the approval of the stockholders of Paratek obtained within twelve months before or after the date the Plan is adopted by the Board.

Appendix B

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Paratek Pharmaceuticals, Inc.

Paratek Pharmaceuticals, Inc. (the "*Corporation*"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*DGCL*"), **DOES HEREBY CERTIFY:**

FIRST: The name of the Corporation is Paratek Pharmaceuticals, Inc. This Corporation was originally incorporated as D-Novo Therapeutics, Inc. and the original Certificate of Incorporation of this Corporation was filed with the Secretary of State of the State of Delaware on February 27, 2001. The Corporation's Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 30, 2014 under the name Transcept Pharmaceuticals, Inc. (the "*Restated Certificate*"). The Restated Certificate was amended on October 30, 2014 and June 10, 2021.

SECOND: The Restated Certificate is hereby amended by adding Article VIII, to read in its entirety as follows:

"ARTICLE VIII

A. To the maximum extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, no officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer.

B. Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Corporation's certificate of incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

THIRD: That, pursuant to resolution of the Corporation's board of directors, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of this Certificate of Amendment.

FOURTH: This Certificate of Amendment was duly adopted by the directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate to be signed by the authorized officer below as of the date hereof.

By: _____

Name: _____

Title: _____

Signed: _____